As filed with the Securities and Exchange Commission on September 27, 2011
Registration No.   333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QUEPASA CORPORATION (Exact name of registrant as specified in its charter)

NEVADA	7310	86-0879433
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

324 Datura Street, Suite 114
West Palm Beach, Florida 33401
 (561) 366-1249
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Matte
324 Datura Street, Suite 114
West Palm Beach, Florida 33401
 (561) 366-1249
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael D. Harris, Esq.
Brian S. Bernstein, Esq.
Harris Cramer LLP
3507 Kyoto Gardens Drive, Suite 320
Palm Beach Gardens, Florida 33410
(561) 478-7077

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, $0.001 par value per share	1,397,233	$3.87	$5,400,307.39	$626.98

(1)  Consists of shares of common stock underlying preferred stock.  Under Rule 416 of the Securities Act of 1933, the shares being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered in this registration statement as a result of any stock splits, stock dividends or similar events.

(2)  The proposed maximum offering price per share and the proposed maximum aggregate offering price have been estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices of our common stock on the NYSE Amex on September 22, 2011, a date within five business days prior to the date of the filing of this registration statement.

 The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part becomes effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 27, 2011

QUEPASA CORPORATION

PROSPECTUS

1,397,233 Shares of Common Stock

This prospectus relates to the sale of up to 1,397,233 shares of our common stock issuable upon the conversion of Series A Preferred Stock which may be offered by the selling shareholders identified in this prospectus.  We will not receive any proceeds from the sales of shares of our common stock by the selling shareholders named on page 23.

Our common stock trades on the NYSE Amex under the symbol “QPSA”.  As of September 26, 2011, the closing price of our common stock was $3.92 per share.

The common stock offered in this prospectus involves a high degree of risk.  See “Risk Factors” beginning on page 3 of this prospectus to read about factors you should consider before buying shares of our common stock.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering.  Each selling shareholder may be deemed an underwriter of the shares of our common stock that it is offering within the meaning of the Securities Act of 1933.  We will bear all costs, expenses and fees in connection with the registration of these shares.

The selling shareholders are offering these shares of common stock. The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2011

You should rely only on information contained in this prospectus.  We have not authorized anyone to provide you with information that is different from that contained in this prospectus.  The selling shareholders are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.  We are responsible for updating this prospectus to ensure that all material information is included and will update this prospectus to the extent required by law.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  You should read the entire prospectus carefully including the section entitled “Risk Factors” before making an investment decision.  Quepasa Corporation, is referred to throughout this prospectus as “Quepasa,” “we,” “our” or “us.”

Our Company

Quepasa Corporation is a social media technology company which owns Quepasa.com, the leading online social network and game platform for the Latino community, Quepasa Games, a cross platform social game development studio, and Quepasa DSM, a cross platform social advertising and contest platform.  Quepasa Corporation, through its website Quepasa.com, is one of the fastest growing online social communities for young Latinos.  Quepasa.com provides users with access to an expansive, multilingual menu of resources that promote social interaction, information sharing, and other topics of importance to Latino users and is dedicated to empowering young Latinos with the most entertaining online social community.

On July 20, 2011, Quepasa announced it had entered into an Agreement and Plan of Merger dated as of July 19, 2011, which we refer to as the Merger Agreement, with Insider Guides, Inc., doing business as "myYearbook" pursuant to which Quepasa agreed to acquire myYearbook.  Subject to the terms and conditions of the Merger Agreement (which was filed as Exhibit 2.1 to a Form 8-K filed on July 20, 2011 and which is incorporated by reference herein) and the Amendment to the Merger Agreement, which we refer to as the Amendment (which was filed as Exhibit 2.1 to a Form 8-K filed on September 21, 2011 and which is incorporated by reference herein), holders of myYearbook securities will receive $18 million in cash and 17 million shares of Quepasa common stock. Completion of the Merger is subject to certain conditions, including, among others: (i) approval of the issuance of the shares by Quepasa shareholders and (ii) approval of the Merger Agreement by myYearbook’s shareholders.  We urge investors to review the Form 8-K filed on July 20, 2011, the registration statement on Form S-4 filed on September 27, 2011, the Form 8-K filed on September 21, 2011, and all subsequent filings made by Quepasa with the Securities and Exchange Commission, or the SEC.  All number of shares and percentages following the offering assume the Merger will not have closed.

On September 15, 2011, Quepasa and myYearbook amended the Merger Agreement.  The key provisions of the Amendment were:

•
The portion of the merger consideration which was to be paid to myYearbook security holders in shares of Quepasa’s common stock was amended from a variable number of shares having an aggregate value of $82 million to a fixed amount of 17 million shares of common stock.

•
Previously, the Merger Agreement contained a closing condition that the closing price of Quepasa’s common stock the day three days prior to the closing of the merger not be less than $5.00 and a closing condition that the Transaction Share Price (as defined in the Merger Agreement) not be less than $5.00.  Both closing conditions were eliminated by the Amendment.  There are no longer any minimum stock price requirements.

•
The resale restrictions on the shares of Quepasa’s common stock issued to myYearbook security holders was extended from a period of two months to five months following the closing of the merger.  Of the shares of Quepasa’s common stock issued to the myYearbook security holders, 16.67% will have no resale restrictions and may be immediately sold following the closing of the merger.  Each security holder may sell up to an additional 16.67% each month thereafter.  After five months following the closing of the merger, the resale restrictions lapse entirely and each security holder may sell all of the shares of Quepasa’s common stock held by such security holder.

•
The Amendment provides that no information or events known by Quepasa or myYearbook as of September 15, 2011, including information or events reflected for or reserved on the financial results through August 31, 2011, will be considered when determining if a material adverse effect, which would permit the other party to elect not to close the merger, has occurred.  In any change in the financial condition of either party, and/or web traffic metrics will no longer be considered a material adverse effect.

•
The Merger Agreement originally provided that if the total number of dissenting shares exceeded five percent of the total number of the outstanding shares of the myYearbook stock, the merger would not close.  This condition was amended such that it is now a condition which only permits Quepasa to decide not to close the merger.

On September 22, 2011, Quepasa sold $5 million of Series A Preferred Stock, which we refer to as the Series A, to Harvest Small Cap Partners Master, LTD and Harvest Small Cap Partners, LP, the selling shareholders.  The shares of Series A are convertible based on a formula, which is detailed below, in connection with the closing or non-closing of the Merger with myYearbook.  The Series A are convertible, at the option of the Selling Shareholders, at a conversion price per share based on the following: the lower of (i) $3.5785 or (ii) if the Merger has closed, the lower of (A) 85% of the closing price of Quepasa’s common stock on the closing date of the Merger or (B) 85% of the volume weighted average price during the 20 trading days ending with the date of the closing of the Merger. In connection with this investment, Quepasa agreed to register the shares of common stock underlying the Series A and agreed to pay penalties to the selling shareholders if the registration statement, of which this prospectus forms a part, is not effective by November 21, 2011, and under certain other circumstances.

Corporate Information

We are a Nevada corporation.  Our principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, Florida 33401.  Our phone number is (561) 366-1249 and our corporate website can be found at www.quepascorp.com.  The information on our website is not incorporated into this prospectus.

THE OFFERING

Common stock outstanding prior to the offering:	16,668,281 shares

Common stock offered by the selling shareholder:	1,397,233 shares (1)

Common stock outstanding immediately following the offering:	18,065,514 shares

Use of proceeds:	We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

Risk Factors:
See “Risk Factors” beginning on page 3 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. Additionally, investors should read and carefully consider the risk factors relating to the myYearbook Merger contained in the Registration Statement on Form S-4 filed on September 27, 2011, as it may be amended from time to time, prior to making an investment decision to purchase or sell our common stock.

Stock Symbol:	NYSE Amex: QPSA

(1) These shares of common stock are issuable upon the conversion of Series A and are not outstanding as of the date of this prospectus.

The number of shares of common stock to be outstanding after this offering excludes:

●	a total of 7,900,638 shares of common stock issuable upon the exercise of outstanding stock options;
●	a total of 2,155,909 shares of common stock reserved for future issuance under our 2006 Stock Incentive Plan, or the Plan; and
●	a total of 4,200,000 shares of common stock issuable upon the exercise of warrants.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus including the incorporated documents contains forward-looking statements.  All statements other than statements of historical facts, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

The results anticipated by any or all of these forward-looking statements might not occur. Important factors, uncertainties and risks that may cause actual results to differ materially from these forward-looking statements are contained in the risk factors that follow and elsewhere in this prospectus and the incorporated documents. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise. For more information regarding some of the ongoing risks and uncertainties of our business, see the risk factors that follow and or that are disclosed in our incorporated documents.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the following risk factors before deciding whether to invest in Quepasa. If any of the events discussed in the risk factors below occur, our business, consolidated financial condition, results of operations or prospects could be materially and adversely affected.  In such case, the value and marketability of the common stock could decline. Additionally, investors should read and carefully consider the risk factors relating to the myYearbook Merger contained in the Registration Statement on Form S-4 filed on September 27, 2011, as it may be amended from time to time, prior to making an investment decision to purchase or sell our common stock.

Risk Factors Relating to Our Company

Because we face significant competition from other social networks and companies with greater resources, we may not be able to compete effectively.

We face formidable competition from other companies that seek to connect young Latinos online.  Our primary competitors are other companies providing portal and online community services, especially to the Spanish and Portuguese language Internet users, such as Facebook, Yahoo!Español,  MySpace Latino, America Online Latin America, StarMedia, Hi5, Orkut, Batanga, Terra.com and UOL.com.  All of these companies have a more established reputation, longer operating histories and more established relationships with users.  They can use their experience and resources against us in a variety of competitive ways, including developing ways to attract and maintain users.  Yahoo and America Online also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of content and services.

If our members do not interact with each other or our viral marketing strategy fails, our ability to attract new members will suffer and our revenue will decrease.

Part of our success is dependent upon our social networking members interacting with our website and contributing to our viral advertising platform, which we refer to as DSM.  If our DSM platform is unsuccessful and our members do not spread our advertisers’ messages throughout the Internet, our operating results will suffer.

The majority of our members do not visit our website frequently and spend a limited amount of time when they visit.  If we are unable to encourage our members to interact more frequently and to increase the amount of user generated content they provide, our ability to attract new users to our website and our financial results will suffer.

If we are unable to expand the number of users to our website and generate sufficient revenue, your investment may be jeopardized.

In order to operate our website profitably, we must attract sufficient users, including users who regularly visit our website.  In addition, we must generate revenue from these users.  To date, we have identified two primary revenue sources – social games and advertising, which includes DSM.  To date, the only material revenue has come from DSM as well as website development for a customer.  We must continue to generate material revenue from DSM and expand our other revenue sources including social games.  If we unable to attract sufficient users and increase our revenue, we will not generate sufficient revenue and your investment may be jeopardized.

If we are unable to expand and monetize our social gaming portfolio, our future results of operations may be adversely affected.

Quepasa believes that social games will be an extremely important part of its business model and its ability to generate significant revenue.  In March 2011, we acquired XtFt Games, which we re-named Quepasa Games, and are now developing all of our games in-house.  Our ability to develop successful new online games in-house will largely depend on our ability to (i) anticipate and effectively respond to changing of players’ interests and preferences and to technological advances in a timely manner, (ii) attract, retain and motivate talented online game development personnel and (iii) execute effectively our online game development plans. In-house development requires a substantial initial investment prior to the launch of a game, as well as a significant commitment of future resources to update and expand the games.   Quepasa Games recently launched its first social game for the Brazilian market and intends to localize it for two cities in Mexico and Columbia in the second half of 2011.  While initial results are encouraging, we cannot assure you the initial trend will continue.

We cannot assure you that we will be successful in developing and monetizing successful new games.  If we fail to expand our offering of social games, if our members do not play the games on a regular basis or if we do not receive sufficient revenue from gaming on our website or other websites, our future results of operations will be materially and adversely affected.

Because we operate in a new and rapidly changing industry, it is difficult to evaluate our business and prospects.

Social games constitute a new and rapidly evolving industry. The growth of the social game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the social game industry, many of which are beyond our control, including:

●	continued growth in the use of Quepasa.com and other social networks;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms of entertainment;

●	the worldwide growth of personal computer, broadband Internet and mobile device users, and the rate of any such growth;

●	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending; and

●	lawsuits by social gaming and other companies claiming that we misappropriated their intellectual property.

Our ability to plan for game development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential players. New and different types of entertainment may increase in popularity at the expense of social games. A decline in the popularity of social games in general, or our games in particular, would harm our business and prospects.

If any of our social games have programming errors or flaws, it could harm our reputation or decrease market acceptance of our games, which would harm our operating results.

Our current or social games may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. We believe that if our players have a negative experience with our games, they may be less inclined to continue or resume playing our games or recommend our games to other potential players. Undetected programming errors, game defects and data corruption can disrupt our operations, adversely affect the game experience of our players by allowing players to gain unfair advantage, harm our reputation, cause our players to stop playing our games, divert our resources and delay market acceptance of our games, any of which could result in legal liability to us or harm our operating results.

Because there are low barriers to entry in the social game industry, our competition could continue to increase.

The social game industry is highly competitive, with low barriers to entry and we expect more companies to enter the sector and a wider range of social games to be introduced. Our competitors that develop social games for social networks vary in size and include publicly-traded companies such as Electronic Arts Inc./Playfish Inc. and The Walt Disney Company/Playdom Inc., and privately-held companies such as Zynga Inc., Crowdstar, Inc., Popcap Games, Inc., Vostu, Ltd. and wooga GmbH. In addition, online game developers and distributors who are primarily focused on specific international markets,  and high-profile companies with significant online presences that to date have not developed social games, such as Amazon.com, Facebook, Google Inc., Microsoft Corporation and Yahoo! Inc., may decide to develop social games.  Some of these current and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the online social game industry. In addition, we have limited experience in developing games for mobile and other platforms and our ability to succeed on those platforms is uncertain.  There can be no assurance that we will be able to compete successfully against current or future competitors or that our completion will not have a material adverse effect on our business.

Because many individuals are using devices other than personal computers to access the Internet, if users of these devices do not widely adopt solutions we develop for these devices, our business could be adversely affected.

The number of people who access the Internet through devices other than personal computers, including smart phones, cell phones and handheld tablets or computers, has increased dramatically in the past few years and is projected to continue to increase.  Outside of the United States, where most active Quepasa members are, mobile devices are more widely used.  Additionally, as new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our solutions for use on these alternative devices, and we may need to devote significant resources to the creation, support, and maintenance of such devices.  If we are unable to develop mobile solutions to meet the needs of our members, our business could suffer.

If we fail to enhance our existing services or develop and introduce new features in a timely manner to meet changing customer requirements, our ability to grow our business will suffer.

Our social network depends in part on rapidly changing technologies, which will impact our capacity to attract new users. The widespread adoption of new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

●	identify and respond to emerging technological trends in the market;
●	develop content that attracts and allows us to retain large numbers of users;
●	enhance our services by adding innovative features that differentiate our services from those of our competitors;
●	acquire and license leading technologies; and
●	respond effectively to new technological changes or new services announcements by others.

We will not be competitive unless we continually introduce new services and content or enhancements to existing services and content that meet evolving industry standards and user needs.

If we cannot address technological change in our industry in a timely fashion and develop services, our future results of operations may be adversely affected.

The Internet and electronic commerce industries are characterized by:

●	rapidly changing technology;
●	evolving industry standards and practices that could render our website and proprietary technology obsolete;
●	changes in Latino consumer tastes and demands; and
●	frequent introductions of new services that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies and program formats, enhance our existing services and respond to technological advances and consumer tastes and emerging industry standards and practices on a timely and cost-effective basis. Developing website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

Because we have international operations, we are exposed to foreign currency risks.

Quepasa conducts business in countries outside of the United States and expects to generate most of its revenue outside of the United States, which exposes us to fluctuations in foreign currency exchange rates. We may enter into short-term forward exchange or option contracts to hedge this risk; nevertheless, volatile foreign currency exchange rates increase our risk related to products purchased in a currency other than the currencies in which our revenue is generated.  The realization of this risk could have a significant adverse effect on our financial results.  There can be no assurance that these and other factors will not have an adverse effect on our business.

Because we are pursuing a strategy of seeking to commercialize our services internationally, we are subject to risks frequently associated with international operations, and we may sustain large losses if we cannot deal with these risks.

Our business model is aimed at Spanish and Portuguese speaking persons who live primarily outside the United States as well as Latinos living in the United States. We also maintain material operations in Mexico and Brazil.  Because of the diverse number of countries including Mexico and those located in Central and South America, we will be required to focus our business on unique local cultural differences which vary from country to country. If we are able to successfully develop international markets, we would be subject to a number of risks besides currency fluctuations, including:

·	Being able to attract users from countries with different local cultures;

·	recruiting and retaining talented and capable management and employees in foreign countries;

·	challenges caused by distance, language and cultural differences;

·	developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;

·	competition from local game makers with significant market share in those markets and with a better understanding of player preferences;

·	protecting and enforcing our intellectual property rights;

·	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

·	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

·	implementing alternative payment methods for virtual goods in a manner that complies with local laws and practices and protects us from fraud;

·	compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content;

·	compliance with anti-bribery laws including without limitation, compliance with the Foreign Corrupt Practices Act;

·	credit risk and higher levels of payment fraud;

·	currency exchange rate fluctuations;

·	protectionist laws and business practices that favor local businesses in some countries;

·	foreign tax consequences;

·	foreign exchange controls or U.S. tax restrictions that might restrict or prevent us from repatriating income earned in countries outside the United States;

·	political, economic and social instability;

·	higher costs associated with doing business internationally;

·	restrictions on the export or import of technology; and

·	trade and tariff restrictions.

If we cannot manage these risks, we may sustain large losses.

If we are unable to implement payment gateways to our users, our results of operations will be adversely affected.

We conduct our business in countries outside the United States and depend on payment gateways that are not as well developed as those in the United States where most people have Visa, MasterCard, PayPal, mobile payment or bank debit cards to use in paying for virtual goods and our services.  Users of our social network in the countries we operate, outside of the United States, do not always have access to credit cards and other “typical” payment methods our United States members have such as debit cards.  If we are unable to implement payment gateways that provide end-users of our social network the ability to easily pay for services and related game transactions, our future results will be adversely affected. Additionally, our inability to collect and receive payments from these other sources will have an adverse effect on our business and results of operations.

Because the technical operations of our website are in Mexico, we are subject to social instability risks which could materially adversely affect our business and our results of operations.

Because a material portion of our activities are conducted in Hermosillo, Mexico, our business is exposed to the risk of crime that is currently taking place in certain areas in Mexico.  Recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect our ability to carry on business safely.  Although Hermosillo has not been affected by these criminal activities, if it were to spread to Hermosillo it could affect our ability to do business there and our business could be adversely affected.

If our acquisition strategy is unsuccessful or if we are unable to integrate future acquisitions our business will be materially and adversely affected.

Following our acquisition of XtFt, we may make acquisitions of social media technology companies. Our success will depend in part on the ability of Quepasa to manage the integration of future acquisitions. The proposed Merger with myYearbook is in furtherance of this plan.  Integrating businesses poses a variety of challenges, which we must meet.

The process of integrating any future acquired business may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

●	Our members may cease visiting Quepasa.com if they find our website is no longer interesting or fun;
●	Loss of key employees;
●	integrating personnel from the two companies while maintaining focus on providing a consistent, high quality level of service;
●	integrating complex systems, technology, networks and other assets in a seamless manner that minimizes any adverse impact on suppliers, employees and other constituencies
●	Possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;
●	Failure to maintain the quality of services that the companies have historically provided;
●	complexities associated with managing the larger, combined business; and
●	The diversion of management’s attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we currently expect to result from that integration and may cause material adverse short and long-term effects on our operating results and financial condition. If we are not able to integrate the businesses, our future results of operations may reflect declining revenue growth.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits that we anticipate. If we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses, operating losses or problems in the business unrelated to these acquisitions.

If government regulation of the Internet increases, it may adversely affect our business and operating results.

We may be subject to additional operating restrictions and regulations in the future. Due to the rapid growth and widespread use of the Internet, national and local governments are enacting and considering various laws and regulations relating to the Internet. Very recently in the United States, the Federal Communication Commission has issued proposed rules to regulate the Internet. Companies engaging in online search, commerce and related businesses face uncertainty related to future government regulation of the Internet. Sometimes, new laws and regulations while designed to protect consumers have unintended consequences. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business and operating results may be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet. Internationally, we may also be subject to domestic laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. Political factors may cause governments to restrict Internet social networking usage as has occurred in non-Latino countries. Other countries, including Venezuela, may begin to restrict the usage of Internet social networks.  We may incur substantial liabilities for expenses necessary to comply with these laws and regulations or penalties for any failure to comply.

With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways.  As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. We may also be subject to costs and liabilities with respect to privacy issues.   Further, it is anticipated that new legislation may be adopted by federal and state governments with respect to user privacy.  Additionally, foreign governments may pass laws which could negatively impact our business or may prosecute us for our services based upon existing laws.  The restrictions imposed by and cost of complying with, current and possible future laws and regulations related to our business could harm our business and operating results.

If the New York State Attorney General or other regulator takes any action against us and if successful, it may result in us being required to change our e-mail marketing or other practices, or pay substantial fines, which could result in a future material adverse effect on our future operating results.

We operate our business online, which is subject to extensive regulation by federal and state governments. Recently, we received a subpoena from the New York Attorney General seeking records relating to our operations including specific information regarding our e-mail marketing practices. We intend to co-operate and supply those documents we believe are directly relevant to the inquiry, although our attorneys have advised us that their inquiry is pre-empted by federal law in the absence of any deceptive acts. Our attorneys have further advised us that they do not believe our e-mail marketing involves any deceptive practices. However, we cannot assure you that the New York Attorney General will agree or that other regulators may not challenge aspects of our business. In such event, defending this or any other action would cause us to incur substantial expenses and divert our management's attention. If we are unsuccessful, we may have to change our e-mail marketing practices which could impair our ability to obtain new users. Any change in our email marketing or defense of a regulatory investigation or action could reduce our future revenues and increase our costs and adversely affect our future operating results.

If there are changes in regulations or user concerns regarding privacy and protection of user data, or we fail to comply with such laws, it could adversely affect our business.

Federal and state laws and regulations govern the collection, use, retention, sharing and security of data that we receive from and about our users. We have posted on our website our own privacy policies and practices concerning the collection, use, and disclosure of user data. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders, or other federal or state privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

Further, failure or perceived failure by us to comply with our policies, applicable requirements, or industry self-regulatory principles related to the collection, use, sharing or security of personal information, or other privacy or data protection-related matters could result in a loss of user confidence in us, damage to the Quepasa brand, and ultimately in a loss of users, and advertising partners, or which could adversely affect our business.

In addition, various federal and state legislative or regulatory bodies may enact new or additional laws and regulations concerning data privacy and retention issues which could adversely impact our business. The interpretation and application of privacy, data protection and data retention laws and regulations are currently unsettled in the U.S. and internationally. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current data protection policies and practices. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If technologies are developed that block our email invitations to join Quepasa, we may be unable to obtain additional memberships.

We send mass emails for our members to invite their friends to join our social network. We believe that our business will continue to rely on this method for attracting users in the foreseeable future. Unsuccessful email delivery could impact our ability to monetize our services. As a result, any email or ad-blocking technology could, in the future, adversely affect our business.

Because of the global economic instability, our business could be harmed in a number of ways.

Although there are indications that the global economic downturn may be abating, a number of European countries have continued to have economic issues including problems related to their indebtedness. There can be no assurance that it will continue to stabilize or that it will improve. There could be additional global economic instability or another downturn. Such an environment creates several risks relating to our results of operations and prospects. We may experience decreased demand for our service and pressure to reduce our cost of operations. We may find that advertisers will reduce Internet advertising which would reduce our future revenue.  The benefits from cost reductions may take longer to fully realize and may not fully mitigate the impact of the reduced demand.  Deterioration in the financial and credit markets heightens the risk of customer delay in payment.  These events may result in a number of adverse effects upon us including reducing online access, failure to spend money on our games and a loss of advertising revenue.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a portion of which is allocated to Internet advertising. We expect that large advertisers will continue to increase their advertising efforts on the Internet. If we fail to convince these companies to spend a portion of their advertising budgets on social media, our operating results would be harmed.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel and the continued contributions of our executive officers and key employees, each of whom may be difficult to replace. In particular, John Abbott, Chief Executive Officer, Michael Matte, Chief Financial Officer and Louis Bardov, Chief Technology Officer, are important to the management of our business and operations and the development of our strategic direction. The loss of the services of Messrs. Abbott, Matte or Bardov and the process to replace any key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

If we cannot manage our growth effectively and expand our technology, we may not become profitable.

Businesses which grow rapidly often have difficulty managing their growth. Because of our rapid growth, we need to expand our technology and data centers and our management by recruiting and employing experienced executives and key employees capable of providing the necessary support.  We cannot assure you that our management will be able to manage our growth effectively or successfully and expand our technology and capacity as needed. Our failure to meet these challenges could cause us to lose money, traffic and user growth and your investment could be lost.

Interruption, failure of our information technology and communications systems or our inability to scale our systems could hurt our ability to effectively provide our services, which could damage our reputation and harm our operating results.

The availability of our services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems or our inability to scale our systems could result in interruptions in our service, which could reduce our revenue, and damage our brand. Our systems are vulnerable to damage or interruption from terrorist attacks, floods, fires, power loss, telecommunications failures, hurricanes, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers are subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons, or other unanticipated problems at our data centers could result in lengthy interruptions in our service.

Our headquarters and some of our operating locations are located in areas prone to natural disasters such as floods, hurricanes, tornadoes, or earthquakes. Adverse weather conditions, major electrical failures or other natural disasters in these major metropolitan areas may disrupt our business should our ability to host our site be impacted by such an event. Additionally, we operate in multiple geographic markets, several of which may be susceptible to acts of war and terrorism. Our business could be adversely affected should its facilities be impacted by such events.

If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

Our success and ability to compete are often dependent upon internally developed software technology that we developed for our Quepasa.com website. While we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new service developments, frequent enhancements or our services and reliable maintenance are more essential to establishing a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology, making it more difficult for us to compete.

If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages and prevent service delivery.

Third parties may claim that our services infringe or violate their intellectual property rights. Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from using licensed technology that may be fundamental to our business service delivery. Even if we were to prevail, any litigation regarding its intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some of our services unless we enter into royalty, license or other agreements. We may not be able to obtain such agreements at all or on terms acceptable to us, and as a result, we may be precluded from offering some of our services.

We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

If there are changes in accounting rules, our results of operations could be adversely affected.

Quepasa prepares its consolidated financial statements in conformity with accounting principles generally accepted in the U.S. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, the SEC, the American Institute of Certified Public Accountants and various other bodies formed to interpret and create appropriate accounting policies. A change in these policies or a new interpretation of an existing policy could have a significant effect on our reported results or changes in presentation or disclosure, and may affect our reporting of transactions before a change is adopted, which in turn could have a significant adverse effect on our results of operations.

If there is new tax treatment of companies engaged in Internet commerce, this may adversely affect the commercial use of our marketing services and our financial results.

Due to the global nature of the Internet, it is possible that governments might attempt to tax our activities.  As the recession placed budgetary pressures on governments, it is possible that they may seek to tax all Internet sales including game usage and sale of virtual currency.  New or revised tax regulations may subject us to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online, reduce Internet sales and decrease the attractiveness of advertising over the Internet. Any of these events could have an adverse effect on our business and results of operations.

Risks Relating to Our Common Stock

Because our stock price may be volatile due to factors beyond our control, you may lose all or part of your investment.

Our operating results have been in the past, and in the future are likely to be, subject to quarterly and annual fluctuations as a result of numerous factors, including:

●	information relating to the myYearbook merger,
●	changes in the growth rate of our members,
●	changes in the usage of Quepasa.com by our members,
●	independent reports relating to the metrics of our website, including the number of visitors,
●	our failure to generate increases in revenue,
●	our failure to achieve or maintain profitability,
●	actual or anticipated variations in our quarterly results of operations,
●	announcements by us or our competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments,
●	the loss of significant business relationships,
●	changes in market valuations of similar companies,
●	the loss of major advertisers,
●	future acquisitions,
●	the departure of key personnel,
●	short selling activities, or
●	regulatory developments.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

We may issue preferred stock without the approval of our shareholders, which could make it more difficult for a third party to acquire us and could depress our stock price.

Our Board may issue, without a vote of our shareholders, one or more additional series of preferred stock that have more than one vote per share.  This could permit our Board to issue preferred stock to investors who support our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for shareholders to sell their common stock. This could also cause the market price of our common stock shares to drop significantly, even if our business is performing well.

Because almost all of our outstanding shares are freely tradable, sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

As of September 20, 2011, we had 16,668,281 shares of common stock outstanding of which our directors and executive officers beneficially own approximately 1,890,678 which are subject to the limitations of Rule 144 under the Securities Act. Most of the remaining outstanding shares, including almost all of the shares issuable upon the exercise of outstanding warrants (which are registered under this prospectus) and options are and will be freely tradable.

In general, Rule 144 provides that any non-affiliate of Quepasa, who has held restricted common stock for at least six-months, is entitled to sell their restricted stock freely, provided that we stay current in our SEC filings.  After two years, a non-affiliate may sell without any restrictions, even if we fail to stay current in our SEC filings.

An affiliate of ours may sell after six months with the following restrictions:

(i)	we are current in our filings,
(ii)	certain manner of sale provisions,
(iii)	filing of Form 144, and
(iv)
volume limitations limiting the sale of shares within any three-month period to a number of shares that does not exceed the 1% of the total number of outstanding shares, or the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale.

Because almost all of our outstanding shares are freely tradable beginning on the date of this prospectus and a number of shares held by our affiliates may be freely sold (subject to Rule 144 limitation), sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.  However, pending completion of the myYearbook Merger, our officers, directors and an affiliate have agreed to certain transfer restrictions on their shares until completion of the Merger.

Risks Relating to myYearbook’s Business

Some of the risks relating to Quepasa described above and incorporated by reference may also apply to myYearbook, including the risks discussed in the risk factors pertaining to operating in a new and rapidly changing industry, privacy and protection of user data, low barriers to entry in the industry, need for and availability of capital, and possibility of programming errors or flaws.  In addition, myYearbook faces the following risks:

If myYearbook’s use of Facebook as a distribution, marketing and promotion platform is restricted, its business will suffer.

Facebook is an important distribution, marketing and promotion platform for myYearbook’s content and applications.  myYearbook generates a significant portion of its new users through the Facebook platform and expects to continue to do so for the foreseeable future.  As such, it is subject to Facebook’s standard terms and conditions for Facebook Connect and for application developers, which govern the promotion, distribution and operation of games and other applications on the Facebook platform.

If any of the following events occurs, it would harm myYearbook’s ability to acquire new members and provide services to its existing members:

•	Facebook discontinues or limits access to its platform by myYearbook and other application developers;

•
Facebook modifies its terms of service or other policies, including  changing how the personal information of its users is made available to application developers on the Facebook platform or shared by users; or

•	Facebook develops its own competitive offerings.

myYearbook has benefited from Facebook’s strong brand recognition and large user base. If Facebook loses its market position or otherwise falls out of favor with Internet users, myYearbook would need to identify alternative channels for marketing, promoting and distributing its content and applications, which would consume substantial resources and may not be effective. In addition, Facebook has broad discretion to change its terms of service and other policies with respect to myYearbook and other developers, and those changes may be unfavorable to myYearbook.  Facebook may also change its fee structure, add fees associated with access to and use of the Facebook platform, change how the personal information of its users is made available to application developers on the Facebook platform or restrict how Facebook users can share information with friends on their platform.

If the Apple “App Store” and or the Android “Marketplace” change their search and rating algorithms we may not be able to acquire new mobile members.

myYearbook acquires new mobile members primarily through the Apple “App Store” and the Android “Marketplace.”  myYearbook’s iPhone and Android applications rank near the top of the “Free Social” categories and near the top of many key search terms.  However, Apple and Google have changed their rating and search algorithms in the past without notice.  Future changes to the rating and search algorithms by Apple or Google may impact myYearbook’s rating and search results, causing a drop in new mobile and application downloads and causing myYearbook’s business and operating results to suffer.

myYearbook has a new business model and a short operating history, which makes it difficult to evaluate its prospects and future financial results and may increase the risk that myYearbook will not be successful.

myYearbook began operations in 2005, and has a short operating history and a new business model, which makes it difficult to effectively assess its future prospects.  Its business model is based on offering applications and games that are free to use and play.  It is critical that myYearbook continue to add new members to its user base and retain existing users by offering new and engaging features and products.  Furthermore, only a small percentage of its users pay for virtual goods. You should consider myYearbook’s business and prospects in light of the challenges it faces, which include its ability to, among other things:

•	attract new users and retain existing users at consistent rate;

•	increase engagement by existing users;

•	anticipate changes in the social networking industry;

•	cost-effectively develop and launch applications and games;

•	launch new products and release enhancements that become popular;

•
develop and maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased member usage, fast load times and the deployment of new features and applications;

•	process, store and use data in compliance with governmental regulation and other legal obligations related to privacy;

•	successfully compete with other companies that are currently in, or may in the future enter, the social networking or entertainment industry;

•	hire, integrate and retain world class talent;

•	successfully expand its business, especially internationally and with respect to mobile devices; and

•	monetize mobile devices.

Any failure or significant interruption in myYearbook’s network could impact its operations and harm its business.

myYearbook’s technology infrastructure is critical to the performance of its applications and games and to user satisfaction.  myYearbook leases space for its data center and relies on its co-location partner for power, security, connectivity and other services.  myYearbook also relies on third party providers for bandwidth and content delivery.  myYearbook does not control these vendors and it would take significant time and effort to replace these vendors.  myYearbook has experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints.  If the site or a particular application is unavailable when users attempt to access it or navigation through an application is slower than they expect, users may stop utilizing the site  and  may be less likely to return to the site as often, if at all. A failure or significant interruption in its service would harm myYearbook’s reputation and operations.  myYearbook expects to continue to make significant investments to its technology infrastructure to maintain and improve all aspects of user experience and site performance. To the extent that myYearbook’s disaster recovery systems are not adequate, or it does not effectively address capacity constraints, upgrade its systems as needed and continually develop its technology and network architecture to accommodate increasing traffic, its business and operating results may suffer.

Security breaches, computer viruses and computer hacking attacks could harm myYearbook’s business and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent in the social media industry, have occurred on myYearbook’s systems in the past and may occur on its systems in the future. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm myYearbook’s business, financial condition and operating results.  myYearbook has experienced and will continue to experience hacking attacks.  Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of myYearbook’s network infrastructure to the satisfaction of its users may harm its reputation and its ability to retain existing users and attract new users.

myYearbook’s growth prospects will suffer if it is unable to continue to develop successful applications and games for mobile platforms.

Since May 2010, myYearbook has been offering applications and games for mobile platforms. It expects to continue to devote substantial resources to the development of its mobile applications and games, but there can be no assurances that it will continue to succeed in developing applications and games that appeal to existing non-paying and paying members or advertisers.  For instance, myYearbook may encounter difficulty in attracting leading advertisers to its mobile applications.  It may also encounter difficulty transitioning features that were successful on the web to applications and games developed for mobile platforms.  It may also face challenges working with wireless carriers, mobile platform providers and other mobile communications partners.  Finally, myYearbook may face challenges converting mobile users into users that pay for virtual currency or other virtual items.

These and other uncertainties make it difficult to know whether myYearbook will continue to succeed in developing commercially viable applications and games for mobile platforms. If it does not succeed in doing so, its growth prospects will suffer.

Although key employees of myYearbook are required to enter into employment agreements as a condition of closing the Merger, if myYearbook fails to retain key personnel, it may not be able to achieve its anticipated level of growth and its business could suffer.

The Merger Agreement requires key employees of myYearbook to enter into long-term employment agreements with Quepasa.  However, employees are free to leave an employer at any time without penalties.  If a number of key employees become unhappy with being subject to certain restrictions relating to Quepasa’s status as a public company or are unhappy for other reasons, myYearbook’s future results of operations may be materially and adversely affected due to delays in being able to replace these employees, the inability to replace these employees with persons who are as effective, and the associated disruptions occurring from changes in personnel.

If myYearbook is unable to attract and retain highly qualified employees, it may not be able to grow effectively.

myYearbook’s ability to compete and grow depends in large part on the efforts and talents of its employees. Such employees, particularly product managers and engineers for both web and mobile applications, quality assurance personnel, graphic designers and salespeople, are in high demand, and myYearbook devotes significant resources to identifying, hiring, training, successfully integrating and retaining these employees.  The loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to myYearbook’s business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to its business.

myYearbook believes that a critical component of its success and ability to retain its best people is its culture . If the Merger is consummated and myYearbook effectively becomes a subsidiary of a public company, it may find it difficult to maintain its culture, which may cause some of its employees to leave.  In addition, many of myYearbook’s employees may be able to receive significant proceeds from sales of the Quepasa shares they receive in the Merger, which may reduce their motivation to continue to work for myYearbook. Moreover, the Merger may create disparities in wealth among myYearbook’s employees, which may harm its culture and relations among employees.

An increasing number of individuals are utilizing devices other than personal computers to access the Internet, and versions of myYearbook’s applications and games developed for these devices might not gain widespread adoption, or may not function as intended.

The number of people who access the Internet through devices other than personal computers, including smart phones, cell phones and handheld tablets or computers, has increased dramatically in the past few years and is projected to continue to increase.  myYearbook has developed and provides its members with access to a mobile phone application. However, smart phones, cell phones and handheld tablets or computers generally have lower processing speed, power, functionality and memory than computers.  As a result, myYearbook’s mobile phone application and games and similar applications it may develop in the future may not be compelling to users.   In addition, each device manufacturer or platform provider may establish unique or restrictive terms and conditions for developers on such devices or platforms, and myYearbook’s games may not work well or be viewable on these devices as a result.  As new devices and new platforms are continually being released, it is difficult to predict the problems that myYearbook may encounter in developing versions of its solutions for use on these alternative devices, and it may need to devote significant resources to the creation, support, and maintenance of such devices.  If myYearbook is unable to effectively monetize the continuing shift to devices other than personal computers to access the Internet, its growth may not be as anticipated.

myYearbook faces competition from traditional media companies, and it may not be included in the advertising budgets of large advertisers, which could harm its operating results.

The majority of myYearbook’s revenue is driven by major brand and network advertising.  myYearbook primarily relies on CPM advertising, where the price that myYearbook charges for advertising is based on the number of users who view that advertisement.  In addition to Internet companies, myYearbook faces competition from companies that offer traditional media advertising opportunities.  Most large advertisers have set advertising budgets, a portion of which is allocated to Internet advertising. myYearbook expects that large advertisers will continue to increase their advertising efforts on the Internet. If myYearbook fails to convince these companies to spend a portion of their advertising budgets on social media, its operating results would be harmed.

If myYearbook is unable to protect its intellectual property rights, it may be unable to compete with competitors developing similar technologies.

myYearbook regards the protection of its trade secrets, copyrights, trademarks, trade dress, domain names, patents and other intellectual property rights as critical to its success.  myYearbook strives to protect its intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions.  However, the steps it takes to protect its intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

myYearbook pursues the registration of its domain names and trademarks in the United States and in certain locations outside the United States. It is seeking to protect its domain names and trade names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which it may not pursue in every location.  myYearbook may, over time, increase its investment in protecting its innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced.

Circumstances outside myYearbook’s control could pose a threat to its intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which its products and solutions are distributed. Also, the efforts it takes to protect its proprietary rights may not be sufficient or effective. Any significant impairment of its intellectual property rights could harm its business or its ability to compete. Also, protecting its intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of myYearbook’s intellectual property could make it more expensive to do business and harm its operating results.

Litigation may be necessary to enforce or protect myYearbook’s intellectual property rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect myYearbook’s business and operating results.  If myYearbook fails to maintain, protect and enhance its intellectual property rights, its business and operating results may be harmed.

myYearbook is subject to intellectual property infringement claims, which could cause it to incur significant expenses, pay substantial damages and prevent service delivery.

Companies in the Internet, social media technology and other industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against myYearbook based on allegations of infringement or other violations of intellectual property rights. From time to time, myYearbook faces, and expects to face in the future, allegations that it has infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including its competitors and non-practicing entities. As myYearbook faces increasing competition and as its business grows, it will likely face more claims of infringement.

For example, on September 15, 2011, FotoMedia Technologies, LLC filed a lawsuit in the United States District Court for the District of Delaware against myYearbook, as well as Facebook, Inc., MySpace, Inc., Tagged, Inc. and Memory Lane, Inc. With respect to myYearbook, the lawsuit seeks unspecified damages, injunctive relief, and attorney's fees based on the purported infringement of five patents, which pertain in general to systems and operations for the use and manipulation of digital photography on the Internet.  myYearbook was served with the complaint on September 20, 2011, and a responsive pleading is currently due for filing on October 7, 2011.   It is too early in the process to identify the exposure to myYearbook or likely outcome of the litigation.

Any claims of infringement could cause myYearbook to incur significant expenses and, if successfully asserted, could require that myYearbook pay substantial damages and prevent it from using licensed technology that may be fundamental to its business service delivery. Even if myYearbook were to prevail, any litigation regarding its intellectual property is generally very costly and time-consuming and diverts the attention of its management and key personnel from its business operations. myYearbook may also be obligated to indemnify its business partners in any such litigation, which could further exhaust its resources. Furthermore, as a result of an intellectual property challenge, myYearbook may be prevented from providing some of its services unless it enters into royalty, license or other agreements. myYearbook may not be able to obtain such agreements at all or on terms acceptable to it, and as a result, it may be precluded from offering some of its products and services.

Interruption or failure of its information technology and communications systems or its inability to scale its systems could hurt myYearbook’s ability to effectively provide its products and services, which could damage its reputation and harm its operating results.

The availability of myYearbook’s services depends on the continuing operation of its information technology and communications systems. Any damage to or failure of its systems or its inability to scale its systems could result in interruptions in its service, which could reduce its revenue, and damage its brand. myYearbook’s systems are vulnerable to damage or interruption from terrorist attacks, floods, fires, power loss, telecommunications failures, hurricanes, computer viruses, computer denial of service attacks or other attempts to harm its systems.  myYearbook’s data centers are subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities restrict access or close for any reason. If additional data center space is needed rapidly to scale with site usage, the lack of the availability of that space may cause service disruption or delays to product rollouts. Some of myYearbook’s systems are not fully redundant, and its disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility it is using without adequate notice for any reason or other unanticipated problems at its data centers could result in lengthy interruptions in myYearbook’s service.

Any of these errors, flaws, service interruptions or failures would harm myYearbook’s reputation, cause its users to stop using its applications and games, divert its resources and delay market acceptance of its applications and games, any of which could result in legal liability to myYearbook and/or harm its operating results.

Failure of members to comply with existing or future laws and regulations could adversely affect myYearbook’s business.

myYearbook provides a platform for meeting new people. Although myYearbook devotes substantial resources to member services and safety, users of the myYearbook web site have in the past and will in the future commit crimes against other members that they meet on the network or violate other laws in interacting with such members, impairing the myYearbook brand and raising the prospect of litigation that may be costly to defend.

 USE OF PROCEEDS

In connection with a registration rights agreement with the selling shareholder, we are registering 1,397,233 shares of common stock underlying the Series A issued to the selling shareholders.  We will not receive any proceeds from the sale of the shares of our common stock offered for resale by the selling shareholders under this prospectus.

SELLING SHAREHOLDERS

The following table provides information about the selling shareholders listing how many shares of our common stock they own on the date of this prospectus, how many shares offered for sale by this prospectus, and the number and percentage of outstanding shares the selling shareholders will own after the offering assuming all shares covered by this prospectus are sold.  Except as disclosed in this prospectus, the selling shareholders do not have any position, office, or material relationship with us or our affiliates within the past three years. The information concerning beneficial ownership has been taken from our stock transfer records and information provided by the selling shareholders.  Information concerning the selling shareholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.

We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders may not sell any or all of the shares offered by this prospectus.  Because the selling shareholders may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus will be sold by the selling shareholders.

Unless otherwise indicated, the selling shareholders have sole voting and investment power with respect to their shares of common stock.  All of the information contained in the table below is based upon information provided to us by the selling shareholders, and we have not independently verified this information.  The selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933, which we refer to as the Securities Act.

The number of shares outstanding and the percentages of beneficial ownership are based on 16,668,281 shares of our common stock issued and outstanding and 1,397,233 shares of common stock underlying outstanding Series A (which vote on an as converted basis) as of September 22, 2011.  For the purposes of the following table, the number of shares common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose.  Under Rule 13d-3, beneficial ownership includes any shares as to which the selling shareholders have sole or shared voting power or investment power and also any shares which the selling shareholders have the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other rights.

Name	Number of securities beneficially owned before offering	Number of securities to be offered (1)	Number of securities owned after offering (2)	Percentage of securities beneficially owned after offering

Harvest Small Cap Partners, LP (3)	765,567	639,933	125,634	*
Harvest Small Cap Partners Master, LTD. (3)	906,040	757,300	148,740	*
______________
*	Less than 1%.

(1)           Represents shares of common stock underlying Series A.
(2)           Represents shares of common stock.
(3)           Mr. Jeff Osher has dispositive and voting control over these securities.

DESCRIPTION OF SECURITIES

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share.  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors.  There is no cumulative voting in the election of directors.  The holders of common stock are entitled to any dividends that may be declared by the Board out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock.  In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities and there are no redemption provisions applicable to our common stock.

Anti-takeover Provisions

Our authorized but unissued shares of common and preferred stock are available for future issuance without shareholder approval.  These additional shares may be used for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.  Although our Board is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Some features of the Nevada Revised Statutes, which we refer to as the Nevada Statutes, our Articles of Incorporation and our Bylaws, which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our shareholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

No Shareholder Action by Written Consent

Our Articles and our Bylaws do not provide for action by our shareholders by written consent without a meeting.

Special Shareholder Meetings

Under our Articles and our Bylaws, only the Chairperson of our Board, our President and our Chief Executive Officer may call a special meeting of shareholders and a majority of our Board may request a special meeting to be called.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors.

Anti-takeover Effects of Nevada Law

We are subject to the Nevada Combination with Interested Stockholders Statute, which is an anti-takeover law. In general, the statute prohibits a publicly-held Nevada corporation from engaging in a business combination with an interested shareholder for a period of three years following the date that the person became an interested shareholder, unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner.  Generally, a business combination includes a merger or consolidation with an interested shareholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an interested shareholder having (i) the direct or indirect beneficial owner of 10% or more of outstanding voting stock of a Nevada corporation; or (ii) an affiliate or associate of a Nevada corporation who, at any time within three years, was the direct or indirect owner of 10% or more the corporation’s outstanding voting stock.  An interested shareholder cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested shareholder.  Our Articles and Bylaws do not exempt Quepasa from this statute.

The Nevada Statutes contain a provision governing the acquisition of a controlling interest (20% or more of the outstanding voting shares) of a Nevada corporation.  The Nevada Statutes provide that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the statute, would bring its voting power within any of the following three ranges: (i) 20 to 33 1/3%, (ii) 33 1/3 to 50%, or (iii) more than 50%.  Any such acquirer may be denied voting rights with respect to the “control shares”, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part.  Our Articles and Bylaws do not exempt our common stock from this statute.

The provisions of the control share statute may discourage companies or persons interested in acquiring a significant interest in or control of Quepasa, regardless of whether such acquisition may be in the best interest of our shareholders.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Dividends

We have not paid dividends on our common stock since inception and do not plan to pay dividends on our common stock in the foreseeable future.

Transfer Agent

We have appointed Action Stock Transfer, Inc., as our transfer agent.  Their contact information is: 2469 E. Fort Union Blvd., Suite 214, Salt Lake City, Utah 84121; phone number (801) 274-1088, facsimile (801) 274-1099.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling shareholders.  The selling shareholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NYSE Amex or any stock exchange, market or trading facility on which the shares are then traded or in private transactions.  These sales may be at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices.  The selling shareholders may use any one or more of the following methods when selling shares:

●	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	Privately negotiated transactions;

●	Short sales;

●	Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	Writing of options on the shares;

●	A combination of any such methods of sale; and

●	Any other method permitted pursuant to applicable law.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling shareholders or their respective pledgees, donees, transferees or other successors in interest may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers.  Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.  Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk.  It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share, which may be below the then market price.  The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act or the rules thereunder.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling shareholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter.  No selling shareholder has entered into any agreement with a prospective underwriter and the selling shareholders have advised us that they have no plans to enter into any such agreement.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules thereunder, including Regulation M.  These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling shareholders including liabilities under the Securities Act or to contribute to payments the selling shareholders may be required to make in respect of such liabilities.  If the selling shareholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, or file a prospectus supplement to describe the agreements between the selling shareholders and the broker-dealer.

We are paying all fees and expenses incident to the registration of the shares, excluding fees and disbursements of any counsel to the selling shareholders, brokerage commissions and underwriting discounts.

The selling shareholders are responsible for complying with the applicable provisions of the Exchange Act and the rules thereunder including Regulation M in connection with their sales of shares of common stock under this prospectus.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Harris Cramer LLP, Palm Beach Gardens, Florida.

EXPERTS

The consolidated financial statements of Quepasa Corporation incorporated by reference in this prospectus and registration statement for the years ended December 31, 2010 and 2009 have been audited by Salberg & Company, P.A., an independent registered public accounting firm, as set forth in their reports incorporated by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements for Insider Guides, Inc. (d/b/a myYearbook.com) included in this prospectus and registration statement for the years ended December 31, 2010 and 2009 have been audited by ParenteBeard LLC, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The documents listed below are incorporated by reference into this registration statement:

●	Our annual report on Form 10-K for the year ended December 31, 2010 filed on February 7, 2011;

●	Our quarterly report on Form 10-Q for the quarter ended March 31, 2011 filed on May 11, 2011 and for the quarter ended June 30, 2011 filed on August 15, 2011;

●
Our current reports on Form 8-K filed on February 2, 2011, February 7, 2011, February 11, 2011, March 4, 2011, May 11, 2011, May 13, 2011, June 10, 2011 and July 20, 2011, July 27, 2011, August 11, 2011, September 21, 2011 and September 26, 2011;

●	Our Definitive Proxy Statement filed on April 14, 2011; and

●
All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of the prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus.

We are an Exchange Act reporting company and are required to file periodic reports on Form 10-K and 10-Q and current reports on Form 8-K.   You may read and copy all or any portion of the registration statement or any other information, which we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.  Also, the SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC, including the registration statement.  The website address is www.sec.gov.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

324 Datura Street, Ste. 114
West Palm Beach, Florida 33401
(561) 366-1249

PRO FORMA FINANCIAL INFORMATION

QUEPASA CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Financial Information

The following presents our unaudited pro forma financial information for the six months ended June 30, 2011 and the year ended December 31, 2010.  The pro forma statement of operations for the year ended December 31, 2010 gives effect to the proposed Merger of myYearbook into Merger Sub, a wholly-owned subsidiary of Quepasa, and the completed acquisition of XtFt Games S/S Ltda or XtFt, the owner of substantially all of the assets of TechFront Desenvolvimento de Software S/S Ltda, a Brazilian company or TechFront, as if the Merger and acquisition, respectively, had occurred at January 1, 2010. The unaudited pro forma statement of operations for the six months ended June 30, 2011 gives effect to the business combination of myYearbook as if the Merger had occurred at January 1, 2011. The unaudited pro forma balance sheet as of June 30, 2011 has been prepared as if the Merger occurred on that date. As XtFt was formed in 2011, TechFront financial information was used in the preparation of the pro forma financial statements as the acquired company. The TechFront financial information does not necessarily reflect assets acquired and liabilities assumed by Quepasa when it purchased all outstanding XtFt common stock.  The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited pro forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period.  You should read the information set forth below together with the unaudited significant notes and assumptions to the pro forma statements, the Annual Report of Quepasa on Form 10-K for the fiscal year ended December 31, 2010, and the quarterly report of Quepasa on Forms 10-Q for the six months ended June 30, 2011, which are incorporated by reference in this prospectus, and the audited financial statement of myYearbook for the years ended December 31, 2010 and 2009 included in this prospectus, the unaudited financial statements of myYearbook for the six months ended June 30, 2011 included in this prospectus, and the audited financial statements of TechFront for the years ended December 31, 2010 and 2009 including the notes thereto, included in the Form 8-K/A filed on May 13, 2011.

QUEPASA CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Balance Sheet
June 30, 2011

	Historical
	Acquirer	Acquiree Insider	Pro forma Adjustments				Combined
	Quepasa	Guides, Inc.	Debit		Credit		Pro forma

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,192,510	$8,849,988	10,000,000	1	18,000,000	2	$10,542,498
					1,500,000	3
Accounts receivable, net	3,081,726	6,383,968					9,465,694
Notes receivable - current portion	434,457	-					434,457
Restricted cash	275,000	-					275,000
Other current assets	202,039	593,404					795,443
Total current assets	15,185,732	15,827,360					21,513,092

Goodwill	4,529,645		67,880,229	2			72,409,874
Property and equipment, net	746,338	3,699,084					4,445,422
Intangible assets	-	1,299,350	8,000,000	2			9,299,350
Notes receivable - long-term portion	57,480	-					57,480
Other assets	126,893	44,992					171,885
Total assets	$20,646,088	$20,870,786					$107,897,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$385,019	1,790,091					2,175,110
Accrued expenses	671,782	630,499					1,302,281
Accrued dividends	319,455	-					319,455
Deferred revenue	73,129	59,553					132,682
Unearned grant income	11,859	-					11,859
Current portion of long-term debt	-	2,352,246					2,352,246
Total current liabilities	1,461,244	4,832,389					6,293,633

Notes payable, net	6,570,788	2,348,626					8,919,414
Total liabilities	8,032,032	7,181,015					15,213,047

STOCKHOLDERS’ EQUITY:
Preferred stock, Series A (4,490,794 shares authorized, 4,096,700 issued, and outstanding) liquidation preference $4,106,122	$-	$4,097	4,097	2			$-

Preferred stock, Series B (4,516,968 shares authorized, 4,318,983 issued and outstanding) liquidation preference $13,129,708	-	4,319	4,319	2			-

Preferred Voting Convertible stock, Series A, $.001 par value; 1,500,000 shares authorized, 1,000,000 issued, and outstanding.	-	-			1,000	1	1,000

Common stock, $.001 par value; 50,000,000 shares authorized; 16,645,781 shares issued and outstanding at June 30, 2011, 35,043,014 shares issued and outstanding as affected for Merger.	16,647	-					35,044
Common stock, $.001 par value; 1,397,233 shares to be issued					1,397	1
Common stock, $.001 par value; 17,000,000 shares to be issued.					17,000	2
Common stock, $.001 par value 27,197,985 shares authorized 12,267,475 shares issued and outstanding		12,267	12,267	2			-
Additional paid-in capital	182,292,819	19,942,375			51,610,625	2	263,843,422
					9,997,603	1
Accumulated deficit	(169,933,329)	(6,273,287)			6,273,287	2	(171,433,329)
			1,500,000	3
Accumulated other comprehensive income	237,919	-					237,919

Total shareholders' equity	12,614,056	13,689,771					92,684,056
Total liabilities and shareholders' equity	$20,646,088	$20,870,786	$87,400,912		$87,400,912		$107,897,103
		-					-

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

QUEPASA CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Statement of Operations for the Six Months Ended
June 30, 2011

	Historical		Pro forma
	Acquirer Quepasa	Acquiree Insider Guides, Inc.	Adjustments Debit (Credit)		Combined Pro forma

REVENUES	$4,085,211	$13,383,865			$17,469,076

OPERATING EXPENSES:
Sales and marketing	575,097	2,344,284			2,919,381
Product and content development	3,627,419	2,285,548			5,912,967
Games expenses	262,469	-			262,469
General and administrative	2,794,759	7,258,450			10,053,209
Depreciation and amortization	355,200	1,600,161	1,333,333	4	3,288,694
TOTAL OPERATING EXPENSES	7,614,944	13,488,443			22,436,720
INCOME (LOSS) FROM OPERATIONS	(3,529,733)	(104,578)			(4,967,644)

OTHER INCOME (EXPENSE):
Interest income	34,034	11,543			45,577
Interest expense	(301,205)	(291,299)			(592,504)
Other income	1,169	-			1,169
TOTAL OTHER INCOME (EXPENSE)	(266,002)	(279,756)			(545,758)
LOSS BEFORE INCOME TAXES	(3,795,735)	(384,334)			(5,513,402)
Income tax provision	-	(21,590)			(21,590)
NET LOSS	(3,795,735)	(405,924)			(5,534,992)
Preferred stock dividends	(40,705)	-			(40,705)
Net LOSS ALLOCABLE TO COMMON SHAREHOLDERS	$(3,836,440)	$(405,924)	$(1,333,333)		$(5,575,697)

NET LOSS PER COMMON SHARE, ALLOCABLE TO
COMMON SHAREHOLDERS, BASIC AND DILUTED	$(0.23)		$(0.04)		$(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, BASIC AND DILUTED	16,344,063		34,741,296		35,476,259

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

QUEPASA CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Statement of Operations for the Year Ended
December 31, 2010

	Historical		Acquiree	Pro forma Adjustments
	Acquirer Quepasa	Acquiree TechFront	Insider Guides, Inc.	Debit (Credit)		Combined Pro forma

REVENUES	$6,054,141	$1,226,271	$23,664,405			$30,944,817

OPERATING EXPENSES:
Sales and marketing	891,980	18,497	2,690,309			3,600,786
Product and content development	4,774,694	1,435,843	3,948,385			10,158,922
General and administrative	6,123,083	364,777	12,306,939			18,794,799
Depreciation and amortization	319,779	-	2,953,307	2,666,667	5	6,167,936
				36,607	6
				191,576	7
TOTAL OPERATING EXPENSES	12,109,536	1,819,117	21,898,940			38,722,443
INCOME (LOSS) FROM OPERATIONS	(6,055,395)	(592,846)	1,765,465			(7,777,626)

OTHER INCOME (EXPENSE):
Gain on sale of assets	-	-	1,895,000			1,895,000
Interest income	6,229	1	25,797			32,027
Interest expense	(603,609)	(211,423)	(512,010)			(1,327,042)
Other income	2,125	-	-			2,125
TOTAL OTHER INCOME (EXPENSE)	(595,255)	(211,422)	1,408,787			602,110
LOSS BEFORE INCOME TAXES	(6,650,650)	(804,268)	3,174,252			(7,175,516)
Income tax provision	-	(112,914)	(102,954)			(215,868)
NET LOSS	(6,650,650)	(917,182)	3,071,298			(7,391,384)
Preferred stock dividends	(111,500)	-	-			(111,500)
NET LOSS ALLOCABLE TO COMMON SHAREHOLDERS	$(6,762,150)	$(917,182)	$3,071,298	$(2,894,850)		$(7,502,884)

NET LOSS PER COMMON SHARE, ALLOCABLE TO
COMMON SHAREHOLDERS, BASIC AND DILUTED	$(0.52)			$(0.09)		$(0.24)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, BASIC AND DILUTED	13,117,845			31,863,801		31,863,801

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

Quepasa Corporation
Significant Notes and Assumptions to Pro-forma Financial Statements
(Unaudited)

On March 2, 2011, we completed a business acquisition of XtFt through a Stock Purchase Agreement. Prior to the acquisition date, XtFt was formed and it acquired substantially all of the assets and assumed certain liabilities of TechFront.

On July 19, 2011, Quepasa, Merger Sub, and myYearbook, entered into a Merger Agreement, providing for the acquisition of myYearbook by Quepasa. The Merger Agreement, as amended on September 15, 2011 provides that, upon the terms, as amended, and subject to the conditions set forth in the Merger Agreement, myYearbook will be merged with and into Merger Sub. Following the Merger, Merger Sub will change its name to Insider Guides, Inc. Subject to the terms and conditions of the Merger Agreement, as amended, which has been approved by the Boards of Directors of the respective parties, if the Merger is completed, holders of myYearbook securities will receive $18 million in cash and 17 million shares of Quepasa common stock (not including cash for fractional shares). The parties agree that any difference between the cash consideration to be paid by Quepasa pursuant to the Merger Agreement and the amount raised in the related proposed financing transaction will be funded by Quepasa from cash on hand.

The accompanying unaudited pro-forma financial information reflects the financial statements of Quepasa, myYearbook and TechFront. The pro forma adjustments to the balance sheet give effect to the acquisition of myYearbook as if it occurred on June 30, 2011. The pro forma adjustments to the statements of operations for the six months ended June 30, 2011 give effect to the myYearbook acquisition as if it occurred on January 1, 2011.  The pro forma adjustments to the statements of operations for the year ended December 31, 2010 give effect to the myYearbook and XtFt acquisitions as if they occurred on January 1, 2010.

Significant Assumptions Include:

The myYearbook financial statements do not necessarily reflect assets acquired and liabilities assumed at the future date of the proposed Merger, will be subject to valuation and purchase price allocation, and may differ substantially from the estimates provided in preparing the pro-forma financial statements.

The TechFront financial information does not necessarily reflect assets acquired and liabilities assumed in Quepasa’s acquisition.

Quepasa anticipates raising between $10 million and $18 million of capital for the myYearbook Merger through issuance of common and convertible preferred stock.  The number of common shares and share price were estimated at 1,397,233 and $3.5785, respectively and 1,000,000 shares of Series A Convertible Voting Preferred stock for $5,000,000, for a total of $10 million capital raised for purposes of the pro forma financial information.  The Financing, through issuance of Series A Convertible Voting Preferred stock, is not contingent on the Merger closing. The Series A Convertible Voting Preferred Stock is convertible into shares of Quepasa common stock at a conversion price of $3.5785 per share, provided that, if the Merger closes, the conversion price for the Series A will automatically be adjusted to reflect the lower of:  (i) $3.5785 or (ii) the lesser of (A) 85% of the closing price of Quepasa’s common stock on the closing date of the Merger or (B) 85% of the volume weighted average price during the 20 trading days ending with the date of the closing of the Merger.

For purposes of preparing the pro-forma financial statements, the value of the 17,000,000 shares issuable to myYearbook security holders was calculated by using the closing price of Quepasa’s common stock on September 20, 2011, $4.21. The actual closing date fair value of the shares issued to myYearbook security holders may differ from the $4.21 share value assumed for this pro forma presentation.

Quepasa Corporation
Significant Notes and Assumptions to Pro-forma Financial Statements
(Unaudited)

XtFt’s owners were issued 348,723 shares of common stock under the Stock Purchase Agreement.

We have estimated $1,500,000 acquisition costs associated with the myYearbook acquisition which is reflected as adjustments to accumulated deficit at June 30, 2011.

The myYearbook estimated purchase price was allocated, for the purposes of the pro forma presentation only, first to record identifiable assets and liabilities at fair value and the remainder to goodwill as follows:

Cash and cash equivalents	$8,849,988
Accounts receivable	6,383,968
Property and equipment	3,699,084
Intangible assets	9,299,350
Other current and other assets	638,396
Total assets acquired	28,870,786
Accounts payable and accrued liabilities	(2,480,143)
Notes Payable	(4,700,872)
Total liabilities assumed	(7,181,015)
Goodwill	67,880,229
Total purchase price	$89,570,000

No valuation of the myYearbook assets and liabilities has been made.  The fair market value of the myYearbook assets and liabilities at the date of acquisition could differ substantially, impacting the purchase price allocation.

Intangible assets of myYearbook represent customer contracts, intellectual properties, and trademark license recorded at estimated fair value and are amortized using straight-line method over the estimated life of three years. The fair market value of myYearbook intangible assets could differ substantially after the completion of the valuation of assets and purchase price allocation at the date of acquisition. Amortization of myYearbook intangible assets was determined giving effect to the acquisition as if it occurred on January 1, 2010 and January 1, 2011, respectively, on the pro forma statements of operations for the year ended December 31, 2010 and the six months ended June 30, 2011.

Other assets from the XtFt acquisition represent customer contracts recorded at fair value and are amortized using straight-line method over the life of the individual contract. Amortization of XtFt customer contracts and depreciation of property and equipment have been given effect to the acquisition as if it occurred on January 1, 2010 for the pro forma statements of operations for the year ended December 31, 2010

The following reflect the pro forma adjustments at June 30, 2011 and for the six months ended June 30, 2011 and for the year ended December 31, 2010:

QUEPASA CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Adjustments for June 30, 2011 and the six months then ended and for the year ended December 31, 2010.

		Debit	Credit
1	Cash	$10,000,000	$
	Common Stock		1,397
	Preferred Voting Convertible Stock, Series A		1,000
	Additional Paid in Capital		9,997,603
	To record stock to be issued to raise capital for the myYearbook acquisition

2	Goodwill	67,880,229
	Intangible assets	8,000,000
	Preferred Stock, Series A	4,097
	Preferred Stock, Series B	4,319
	Common Stock - myYearbook	12,267
	Cash		18,000,000
	Additional Paid in Capital		51,610,625
	Accumulated Deficit		6,273,287
	Common Stock		17,000
	Addition paid in capital - common stock issuance
	To adjust to fair market value the assets acquired and liabilities assumed pursuant to the proposed Merger Agreement and record common stock issuance and the cash to be paid as consideration

3	Cash		1,500,000
	Accumulated deficit - Fees	1,500,000
	Accumulated deficit - legal fees
	To record non-recurring acquirer expense incurred in the acquisition

4	Amortization expense	1,333,333
	Accumulated amortization		1,333,333
	To record amortization of intangibles allocated from myYearbook proposed acquisition for the six month ended June 30, 2011

5	Amortization expense	2,666,667
	Accumulated amortization		2,666,667
	To record 2010 annual amortization of intangibles allocated from myYearbook proposed acquisition.

6	Depreciation expense	36,607
	Accumulated depreciation		36,607
	To record 2010 annual amortization on tangible assets acquired with the XtFt acquisition

7	Amortization Expense	191,576
	Accumulated amortization		191,576
	To record 2010 annual amortization of customer contracts acquired with the XTft acquisition

	Total	$91,629,095	$91,629,095

See Unaudited Significant Notes and Assumptions to Pro Forma Financial Statements.

myYearbook’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with myYearbook’s audited historical financial statements, which are included elsewhere herein.  The following discussion contains statements that are forward-looking.  These statements are based on current expectations and assumptions, which are subject to risk, uncertainties and other factors.  Actual results may differ materially because of the factors discussed under the caption “Risks Relating to myYearbook's Business” beginning on page 17.

Company Overview

myYearbook.com makes meeting new people fun and easy online and on your mobile phone. myYearbook combines innovative social games, virtual goods, social and mobile games, a location-based news feed, video chat, and a robust virtual currency called “Lunch Money” to facilitate introductions and break the ice among its users.

myYearbook is the #1 site for “Teens” in terms of minutes, visits and pageviews in the comScore Teens category and is consistently ranked in the top 40 of all U.S. web domains in a number of leading statistics including minutes per user per month, page views and visits per visitor according to comScore.  myYearbook drives revenue from a mix of advertising and virtual currency.  In June 2011, myYearbook’s mobile applications accounted for over 40% of its total active users, up from only 2% in January 2010.

Recent myYearbook highlights include:

•	In January 2009, myYearbook launched the ability to purchase virtual currency directly with a credit card, PayPal or mobile phone. This was the first non-advertising revenue generated on the site.
•
In May 2009, myYearbook launched the “VIP Club”.  The VIP Club provides members with a monthly Lunch Money increase, unlocks feature within most applications and awards increased Lunch Money for performing certain actions.  VIP Club revenue quickly became a leading source of virtual currency revenue.

•
In November 2009, myYearbook launched “Live Feed” which became its most popular application and increased member retention and page views.  The Live Feed remains the core feature across the website and mobile applications today.

•	In January 2010, myYearbook launched the Live gaming platform. Live is a real-time, synchronous gaming platform that pairs games with live video chat.
•	In May 2010, myYearbook launched its first mobile application on the iPhone. Through June 2011, the iPhone application has been installed over 800,000 times.
•
In July 2010, myYearbook launched its mobile application for Android.  Through June 2011, the Android application has been installed over 1.2 million times.  Mobile traffic now accounts for over 40% of total logins to the site.

•
In March 2011, myYearbook announced that it acquired four mobile games and a mobile technology platform.  As of June 2011, the mobile games account for over 11.5 million installs.  The mobile technology platform will support a planned social layer across all of myYearbook’s mobile applications and games.

In 2010, myYearbook’s revenue and net income was $23.7 million and $3.1 million, respectively, which represented an increase from 2009 of $8.2 million and $4.6 million, respectively.  myYearbook generates revenue through a mix of advertising and virtual currency sales.  myYearbook serves three billion ad impressions each month on the web and one billion on mobile devices.  Currency sales consist of direct Lunch Money purchases, “VIP” memberships and currency engagement actions including actions on myYearbook’s cross-platform currency monetization product Social Theater.

Critical Accounting Policies, Judgments and Estimates

myYearbook’s management’s discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires myYearbook to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities.

 myYearbook bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur, could materially impact the consolidated financial statements.

myYearbook believes that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

In addition, there are other items within myYearbook’s financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on its financial statements.

Revenue Recognition

Advertising and custom sponsorship revenues consist primarily of advertising fees earned from the display of advertisements and click-throughs on text based links on myYearbook’s website. Revenue from online advertising is recognized as impressions are delivered. An impression is delivered when an advertisement appears on pages viewed by members of the myYearbook website.  Revenue from the display of click-throughs on text based links is recognized as click-throughs occur. Sponsorship revenue is recognized over the time period in which the sponsorship on the website occurs. Revenue from the sale of virtual currency is recognized when redeemed on the myYearbook website.  myYearbook records deferred revenue on the accompanying balance sheets when payments for virtual currency are received in advance of usage.

Accounts Receivable Allowances

myYearbook maintains an allowance for potential credit losses based on historical experience and other information available to management. The fees associated with display advertising are often based on “impressions,” which are created when the ad is viewed.  The amount of impressions often differs between tracking systems, resulting in discounts on some payments.  myYearbook maintains an allowance for potential discounts based on historical experience and other information available to management.

Income Taxes

myYearbook uses the asset and liability method to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized.

Contingencies

myYearbook accrues for contingent obligations, including legal costs, when the obligation is probable and the amount can be reasonably estimated. As facts concerning contingencies become known, myYearbook reassess its position and makes appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal, and other regulatory matters that are subject to change as events evolve and additional information becomes available.

Share-Based Compensation

myYearbook records compensation expense for share-based awards based on the estimated fair value calculated using the Black-Scholes option pricing model.  The option pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term.  Since it was not practicable for myYearbook to estimate the expected volatility of its share price, myYearbook accounted for its options based on a value calculated using the historical volatility of an appropriate industry sector index.  Unvested option compensation expense will be recognized over the remaining option term.

myYearbook accounts for  stock options granted to non-employees on a fair value basis over the vesting period using the Black-Scholes option pricing model.  The initial non-cash charge to operations for non-employee options with vesting is revalued at the end of each reporting period based upon the change in the fair value of myYearbook’s common stock and amortized to consulting expense over the related vesting period.

Results of Operations

Revenue Sources

During the years ended December 31, 2009 and 2010 and through the second quarter of 2011, which ended on June 30, 2011, myYearbook’s revenue was generated from a mix of advertising and virtual currency.

•
Advertising:  myYearbook serves three billion ad impressions each month on the web and 1 billion on mobile devices.  myYearbook sells ads to major brand agencies, direct response and cost per action advertisers, ad networks and mobile agencies.  myYearbook’s brand and agency advertising is generally directed at companies looking for high-impact ad units and brand engagement from its teen and young adult demographic.

•
Virtual Currency: myYearbook’s virtual currency revenue consists of direct Lunch Money purchases, “VIP” memberships and currency engagement actions including sales on myYearbook’s cross-platform currency monetization product Social Theater.  Social Theater is distributed across platforms outside of myYearbook, including Facebook.

Operating Expenses

myYearbook’s principal operating expenses are divided into the following categories:

•	Sales and Marketing Expenses: Sales and marketing expenses consist of web and mobile advertising and branding campaigns, public relations and promotions and safety initiatives.

•
Information Technology Expenses:  Information technology expenses consist of occupancy and utility charges and support for its offsite technology infrastructure, bandwidth and content delivery fees and the purchase of specific technology, particularly software and hardware related to its infrastructure.

•
General and Administrative Expenses:  General and administrative expenses consist of all of myYearbook’s personnel costs, occupancy costs, general operating costs, travel and corporate professional fees such as legal and accounting fees.

•	Depreciation: myYearbook’s depreciation and amortization are non-cash expenses which have consisted primarily of depreciation related to its property and equipment.

•
Other Income (Expense):  Other income (expense) consists primarily of interest earned, interest expense and gain (loss) on the sale of assets.  Interest income relates to its cash and cash equivalents discussed in Note 2 to myYearbook’s Financial Statements.  myYearbook invests all of its cash and cash equivalents in fully liquid, money market securities.  Interest expense relates to long-term debt discussed in Note 6 to myYearbook’s Financial Statements.  The gain on sale of asset relates to the sale of intellectual property.

Comparison of the year ended December 31, 2010 with the year ended December 31, 2009

The following table sets forth myYearbook’s Statement of Operations that is used in the following discussions of results of operations:

	For the years ended December 31,
	2010	2009	Change ($)	Change (%)

REVENUE	$23,664,405	$15,427,514	$8,236,891	54%

OPERATING EXPENSES
Sales and marketing	2,690,309	1,318,756	1,371,553	104%
Information technology	3,948,385	3,292,890	655,495	20%
General and administrative	12,306,939	9,394,887	2,912,052	31%
Depreciation	2,953,307	2,500,545	452,762	18%

OPERATING EXPENSES	21,898,940	16,507,078	5,391,862	33%

INCOME (LOSS) FROM OPERATIONS	1,765,465	(1,079,564)	2,845,029	n/a

OTHER INCOME (EXPENSE):
Interest income	25,797	61,013	(35,216)	-58%
Interest expense	(512,010)	(539,388)	(27,378)	5%
Gain on asset sale	1,895,000	--	1,895,000	n/a

TOTAL OTHER INCOME (EXPENSE)	1,408,787	(478,375)	1,887,162	n/a

INCOME (LOSS) BEFORE INCOME TAXES	3,174,252	(1,557,939)	4,732,191	n/a

INCOME TAX PROVISION	102,954	--	102,954	n/a

NET INCOME (LOSS)	$3,071,298	$(1,557,939)	$4,629,237	n/a

Revenues
myYearbook’s revenues were $23,664,405 for the year ended December 31, 2010, an increase of $8,236,891 or 54% compared to $15,427,514 for the same period in 2009. This increase was primarily attributable to an increase in advertising revenue of $7.4 million due to higher overall ad impressions and higher cost per million rates on impressions sold. We refer to cost per million as “CPM.” Ad impressions in 2010 increased significantly due to the launch of ads on myYearbook’s Live Feed application. Live Feed is myYearbook’s most trafficked application. CPM increases during this period were a result of better internal optimization of ad impressions by myYearbook’s advertising team along with a general improvement in the advertising market in 2010 compared to 2009. The remaining increase of $800,000 was the result of increased cost per action virtual currency sales.

From fiscal year 2009 to 2010, myYearbook's revenue increased from $15.4 million to $23.7 million, its net income increased from a net loss of $(1.6) million to net income of $3.1 million and its EBITDA increased from $1.6 million to $4.9 million. EBITDA is a non-GAAP financial measure that myYearbook calculates as net income (loss) from operations plus non-cash operating expenses including stock based compensation expenses, depreciation, amortization and other non-cash charges. myYearbook believes that EBITDA provides useful information to investors and others in understanding and evaluating myYearbook’s operating results in the same manner as its management and board of directors. For more information on the uses and limitations of EBITDA as well as a reconciliation of net income (loss) to EBITDA, see the section titled “Earnings Before Interest, Taxes, Depreciation and Amortization – Non-GAAP”.

Expenses

Sales and Marketing: Sales and marketing expenses increased $1,371,553, or 104%, to $2,690,309 for the year ended December 31, 2010 from $1,318,756 in 2009. The increase is primarily attributable to an increase of $700,000 for commissions on advertising sales and increase of $600,000 on advertising, marketing and public relations expense.  Sales commissions increased as a result of increased advertising revenue. The increase in advertising and marketing is due to increased trade magazine advertisements and ads directed at mobile user acquisition.

Information Technology: Information technology expenses increased $655,495, or 20%, to $3,948,385 for the year ended December 31, 2010 from $3,292,890 in 2009. $415,000 of the increase was attributable to occupancy and utilities charges in its datacenter. myYearbook leased additional space in 2010 to handle increased traffic and new application launches. The remaining increase of $240,000 was due to increases in miscellaneous data center equipment and supplies necessary to support the increased space in the data center.

General and Administrative: General and administrative expenses increased $2,912,052, or 31%, to $12,306,939 for the year ended December 31, 2010 from $9,394,887 in 2009. $2.0 million of the increase was due to increased headcount and salary increases, as myYearbook added 16 full time employees over the course of 2010, along with increases in existing salaries and benefits in the normal course of the business. Professional fees increased $400,000 due to increased intellectual property legal work and accounting and business diligence expenses. Travel and entertainment expenses increased $365,000 in 2010 due to increased management and sales travel for business development and promotion events. The remaining increase of $135,000 was due to general operating and overhead expense increases, including occupancy costs, insurance, supplies and utilities.

myYearbook records all employee compensation and benefit expenses within the General and Administrative expense category.  The following table sets forth myYearbook’s employee compensation and benefit expenses by department:

	Years ended December 31,
	2010	2009
Sales and marketing	$2,015,907	$1,585,116
Product and content development	4,670,192	3,828,652
General and administrative	2,728,230	2,047,637
Total Employee Compensation	$9,414,330	$7,461,405

Depreciation: Depreciation expense increased $452,762, or 18%, to $2,953,307 for the year ended December 31, 2010 from $2,500,545 in 2009. The increase is attributable to increased asset purchases to support myYearbook’s technology infrastructure.

Other income (expense): Other income (expense) increased $1,887,162 to income of $1,408,787 for the year ended December 31, 2010 from a net expense of ($478,375) in 2009. $1.945 million of the increase was due to the sale of intellectual property by myYearbook in 2010 offset by the write off of $50,000 of other intellectual property. myYearbook sold a domain name that was not critical to the operations of its business. This increase was offset by increased interest expense of $27,000 caused by increased borrowing under its line of credit and a reduction in interesting income of $35,000 caused by lower money market rates on its cash and cash equivalent balances.

Comparison of the three months ended June 30, 2011 and June 30, 2010 (Unaudited)

	For the three months ended June 30,
	2011	2010
	(Unaudited)	(Unaudited)	Change ($)	Change (%)

REVENUE	$7,290,546	$5,656,078	$1,634,468	29%

OPERATING EXPENSES
Sales and marketing	1,346,589	703,676	642,913	91%
Information technology	1,147,757	959,946	187,811	20%
General and administrative	3,778,321	2,942,122	836,199	28%
Depreciation and amortization	785,632	746,850	38,782	5%

OPERATING EXPENSES	7,058,299	5,352,594	1,705,705	32%

INCOME FROM OPERATIONS	232,247	303,484	(71,237)	-23%

OTHER INCOME (EXPENSE)
Interest income	6,003	6,805	(802)	-12%
Interest expense	(152,357)	(126,354)	(26,003)	21%

TOTAL OTHER INCOME (EXPENSE)	(146,354)	(119,549)	(26,805)	22%

INCOME (LOSS) BEFORE INCOME TAXES	85,893	183,935	(98,042)	-53%

INCOME TAX PROVISION	-	-	-	n/a

NET INCOME	$85,893	$183,935	$(98,042)	-53%

Revenues

myYearbook’s revenues were $7,290,546 for the three months ended June 30, 2011, an increase of $1,634,468 or 29% compared to $5,656,078 for the same period in 2010.  The increase was primarily attributable to an increase in advertising revenue of $1.7 million, partially offset by a decrease in virtual currency sales of $115,000.  The increase in advertising revenue was caused by increased brand agency sales and better CPM and ad impression optimization.  myYearbook’s increase in the number of salespeople on its sales team created additional sales during the period.  myYearbook also saw additional advertising impressions from site growth, including significant impression growth from its mobile applications.

Expenses

Sales and Marketing:  Sales and marketing expenses increased $642,913, or 91%, to $1,346,589 for the three months ended June 30, 2011 from $703,676 for the same period in 2010.  The increase is primarily attributable to an increase of $401,000 for commissions and contractor fees on advertising sales and an increase of $241,000 on advertising, marketing and public relations expense.  Sales commissions increased as a result of increased advertising revenue.  The increase in advertising and marketing expenses is due to increased ads directed at web and mobile user acquisition.

Information Technology:  Information technology expenses increased $187,811, or 20%, to $1,147,757 for the three months ended June 30, 2011 from $959,946 for the same period in 2010.  $49,000 of the increase was attributable to occupancy, utilities and bandwidth charges in myYearbook’s datacenter as additional space was brought online to handle increased traffic.  $66,000 of the increase was attributable to development costs and consultants that myYearbook engaged to work on the Live platform launch.  The remaining increase of $73,000 was due to increases in miscellaneous data center equipment and supplies necessary to support the increased space in the data center.

General and Administrative:  General and administrative expenses increased $836,199, or 28%, to $3,778,321 for the three months ended June 30, 2011 from $2,942,122 for the same period in 2010.  $589,000 of the increase was due to increased headcount and salary increases compared to the prior year period caused by additional full time employees and salary increases for existing employees.  Travel and entertainment expenses increased $156,000 due to increased management and sales travel for business development and promotion events.  Occupancy and utilities increased $46,000 due to increased leased space to accommodate increases in employee headcount.  The remaining increase of $45,000 was due to other general operating and overhead expense increases, including insurance and supplies.

myYearbook records all employee compensation and benefit expenses within the General and administrative expense category.  The following table sets forth myYearbook’s employee compensation and benefit expenses by department:

	Three months ended June 30, (Unaudited)
	2011	2010
Sales and marketing	$666,940	$498,996
Product and content development	1,439,199	1,061,536
General and administrative	561,824	577,107
Total Employee Compensation	$2,667,963	$2,137,639

Depreciation:  Depreciation expense increased $38,782, or 5%, to $785,632 for the three months ended June 30, 2011 from $746,850 for the same period in 2010.  The increase is attributable to increased asset purchases to support myYearbook’s technology infrastructure.

Other income (expense):  Other income (expense) increased $26,805, or 22%, to ($146,354) for the three months ended June 30, 2011 from ($119,549) for the same period in 2010.  This increase was due to increased interest expense of $26,000 caused by increased borrowing under myYearbook’s line of credit and a reduction in interest income of $1,000 caused by lower money market rates on cash and cash equivalent balances.

Comparison of the six months ended June 30, 2011 and 2010 (Unaudited)

	For the six months ended June 30,
	2011	2010
	(Unaudited)	(Unaudited)	Change ($)	Change (%)

REVENUE	$13,383,865	$9,772,542	$3,611,323	37%

OPERATING EXPENSES
Sales and marketing	2,344,284	1,177,049	1,167,235	99%
Information technology	2,285,548	1,908,094	377,454	20%
General and administrative	7,258,450	5,629,858	1,628,592	29%
Depreciation and amortization	1,600,161	1,446,187	153,974	11%

OPERATING EXPENSES	13,488,443	10,161,188	3,327,255	33%

LOSS FROM OPERATIONS	(104,578)	(388,646)	284,068	-73%

OTHER INCOME (EXPENSE)
Interest income	(291,299)	(251,365)	(39,934)	16%
Interest expense	11,543	13,600	(2,057)	-15%

TOTAL OTHER INCOME (EXPENSE)	(279,756)	(237,765)	(41,991)	18%

LOSS BEFORE INCOME TAXES	(384,334)	(626,411)	242,077	-39%

INCOME TAX PROVISION	(21,590)	-	-	n/a

NET LOSS	$(405,924)	$(626,411)	$220,487	-35%

Revenues

myYearbook’s revenues were $13,383,865 for the six months ended June 30, 2011, an increase of $3,611,323 or 37% compared to $9,772,542 for the same period in 2010.  The increase was primarily attributable to an increase in advertising revenue of $4.0 million, partially offset by a decrease in virtual currency sales of $400,000.  The increase in advertising revenue was caused by increased brand agency sales and better CPM and ad impression optimization.  myYearbook’s increase in the number of salespeople on its sales team created additional sales during the period.  myYearbook also saw additional advertising impressions from site growth, including significant impression growth from its mobile applications.

Expenses

Sales and Marketing:  Sales and marketing expenses increased $1,167,235, or 99%, to $2,344,284 for the six months ended June 30, 2011 from $1,177,049 for the same period in 2010.  The increase is primarily attributable to an increase of $711,000 for commissions and contractor fees on advertising sales and an increase of $456,000 on advertising, marketing and public relations expense.  Sales commissions increased as a result of increased advertising revenue.  The increase in advertising and marketing expenses is due to increased ads directed at web and mobile user acquisition.

Information Technology:  Information technology expenses increased $377,454, or 20%, to $2,285,548 for the six months ended June 30, 2011 from $1,908,094 for the same period in 2010.  $96,000 of the increase was attributable to occupancy, utilities and bandwidth charges in myYearbook’s datacenter as additional space was brought online to handle increased traffic.  $112,000 of the increase was attributable to development costs and consultants that myYearbook engaged to work on the Live platform launch.  The remaining increase of $169,000 was due to increases in miscellaneous data center equipment and supplies necessary to support the increased space in the data center.

General and Administrative:  General and administrative expenses increased $1,628,592, or 29%, to $7,258,450 for the six months ended June 30, 2011 from $5,629,858 for the same period in 2010.  $1,182,000 of the increase was due to increased headcount and salary increases compared to the prior year period caused by additional full time employees and salary increases for existing employees.  Travel and entertainment expenses increased $250,000 due to increased management and sales travel for business development and promotion events.  Occupancy and utilities increased $90,000 due to increased leased space to accommodate increases in employee headcount.  The remaining increase of $106,000 was due to other general operating and overhead expense increases, including insurance and supplies.

myYearbook records all employee compensation and benefit expenses within the General and administrative expense category.  The following table sets forth myYearbook’s employee compensation and benefit expenses by department:

	Six months ended June 30, (Unaudited)
	2011	2010
Sales and marketing	$1,328,635	$1,001,801
Product and content development	2,837,357	2,058,849
General and administrative	1,250,372	1,252,995
Total Employee Compensation	$5,416,364	$4,313,645

Depreciation:  Depreciation expense increased $153,974, or 11%, to $1,600,161 for the six months ended June 30, 2011 from $1,446,187 for the same period in 2010.  The increase is attributable to increased asset purchases to support myYearbook’s technology infrastructure.

Other income (expense):  Other income (expense) increased $41,991, or 18%, to ($279,756) for the six months ended June 30, 2011 from ($237,765) for the same period in 2010.  This increase was due to increased interest expense of $40,000 caused by increased borrowing under myYearbook’s line of credit and a reduction in interest income of $2,000 caused by lower money market rates on cash and cash equivalent balances.

Liquidity and Capital Resources – Years Ended December 31, 2010 and 2009

	For the Years Ended December 31,
	2010	2009
Net cash provided by (used in) operating activities	$1,974,590	$(124,623)
Net cash used in investing activities	$(1,542,729)	$(1,923,093)
Net cash provided by (used in) financing activities	$869,097	$(195,120)

Net cash provided by operations was $1,974,590 for the year ended December 31, 2010 compared to net cash used in operations of $124,623 in 2009. myYearbook had net income for 2010 of $3,071,000, which included non-cash depreciation and amortization expense of $3,010,000 and non-cash share-based compensation expense of $194,000. Offsetting its operating income and non-cash expenses was the gain on sale of asset of $1,895,000 for intellectual property myYearbook sold in 2010. The operating income and non-cash expenses were further offset by changes in myYearbook’s operation assets and liabilities of $2,405,000, primarily comprised of an increase in accounts receivable of $2,751,000 caused by an increase in advertising sales in 2010 compared to 2009. myYearbook had a net loss for 2009 of $1,558,000, which included non-cash depreciation and amortization expense of $2,548,000 and noncash share based compensation expense of $140,000. myYearbook also had a net increase in its operating assets and liabilities of $1,254,000 that resulted in further net cash used in operations. This change in operating assets and liabilities was primarily comprised of a $2,100,000 increase in its accounts receivable caused by an increase in advertising sales in 2009 compared to 2008, offset in part by a $885,000 decrease in accounts payable.

Net cash used in investing activities was $1,542,729 for the year ended December 31, 2010 compared to net cash used of $1,923,093 in 2009. Capital expenses, including intangible assets, were $3,543,000 and $1,923,000 for the years ended 2010 and 2009, respectively. myYearbook also received $2.0 million in 2010 for the sale of intellectual property which partially offset cash used for the purchase of capital and intangible assets.

Net cash provided by financing activities was $869,097 for the year ended December 31, 2010 compared to net cash used in financing activities of $195,120 in 2009. The net cash provided by financing activities in 2010 was due to proceeds on myYearbook’s long-term borrowing facilities of $3,458,000 offset by repayments on those same facilities of $2,623,000. myYearbook also received $33,000 of cash from the exercise of stock options in 2010. The net cash used in financing operations in 2009 was due to proceeds on myYearbook’s long-term borrowing facilities of $1,721,000 offset by repayments on those same facilities of $1,920,000. myYearbook also received $3,000 of cash from the exercise of stock options in 2009.

As of June 30, 2011 and August 17, 2011, myYearbook had cash and cash equivalents of approximately $8.8 million and $8.0 million, respectively, which consisted of cash and fully liquid money market account securities.  myYearbook believes that its existing cash and cash equivalents, together with cash generated from operations, will be sufficient to fund its operations for at least 12 months; however, myYearbook anticipates having to borrow additional funds during that period to finance its capital expenditures.  myYearbook anticipates further borrowing to finance its capital expenditures.

Liquidity and Capital Resources – Three Months Ended June 30, 2011 and 2010

	For the Three Month Periods Ended June 30, (Unaudited)
	2011	2010
Net cash provided by operating activities	$1,393,913	$332,029
Net cash used in investing activities	$(1,068,617)	$(748,229)
Net cash provided by financing activities	$114,038	$184,823

Net cash provided by operations was $1,393,913 for the three months ended June 30, 2011 compared to net cash provided by operations of $332,029 for the same period in 2010.  myYearbook had net income for the three months ended June 30, 2011 of $86,000, which included non-cash depreciation and amortization expense of $796,000 and non-cash share-based compensation expense of $43,000.  The operating income and non-cash expenses were further offset by changes in myYearbook’s operating assets and liabilities of $469,000, primarily comprised of a decrease in accounts receivable of $408,000 caused by greater collections of outstanding advertising receivables in the three months ended June 30, 2011. The decrease in accounts receivable was offset by an increase in accounts payable of $667,000 and an increase in accrued expenses of $191,500.  myYearbook had net income for the three months ended June 30, 2010 of $184,000, which included non-cash depreciation and amortization expense of $760,000 and non-cash share based compensation expense of $49,000.  The operating income and non-cash expenses were further offset by changes in myYearbook’s operating assets and liabilities of $661,000 that added to net cash provided by operations.  This change in operating assets and liabilities was primarily comprised of a $583,000 decrease in its accounts receivable caused by greater collections of outstanding advertising receivables in the three months ended June 30, 2010.  Net changes in all other current assets and liabilities totaled $78,000 and accounted for the additional cash provided from operations.

Net cash used in investing activities was $1,068,617 for the three months ended June 30, 2011 compared to net cash used in investing activities of $748,229 in the same period for 2010.  Capital expenditures were $759,000 and $473,000 for the three months ended June 30, 2011 and 2010, respectively.  myYearbook also purchased intangible assets for $310,000 and $275,000 in the three months ended June 30, 2011 and 2010, respectively.

Net cash provided by financing activities was $114,038 for the three months ended June 30, 2011 compared to net cash provided by financing activities of $184,823 for the same period in 2010.  The net cash provided by financing activities in the three months ended June 30, 2011 was due to proceeds on myYearbook’s long-term borrowing facilities of $710,000 offset by repayments on those same facilities of $596,000.  The net cash used in financing activities in the three months ended June 30, 2010 was due to proceeds on myYearbook’s long-term borrowing facilities of $830,000 offset by repayments on those same facilities of $650,000.  myYearbook also received $5,000 of cash from the exercise of stock options in the three months ended June 30, 2010.

Liquidity and Capital Resources – Six Months Ended June 30, 2011 and 2010

	For the Six Month Periods Ended June 30, (Unaudited)
	2011	2010
Net cash provided by operating activities	$1,945,105	$775,119
Net cash used in investing activities	$(1,779,936)	$(1,171,177)
Net cash provided by financing activities	$355,541	$386,997

Net cash provided by operations was $1,945,105 for the six months ended June 30, 2011 compared to net cash provided by operations of $775,119 for the same period in 2010.  myYearbook had a net loss for the six months ended June 30, 2011 of $405,924, which included non-cash depreciation and amortization expense of $1,621,000 and non-cash share-based compensation expense of $105,000.  The operating income and non-cash expenses were further offset by changes in myYearbook’s operating assets and liabilities of $625,000, primarily comprised of a increase in accounts receivable of $617,000 caused by an increase in advertising sales, net of collections on outstanding receivables in the six months ended June 30, 2011. Accounts payable also increased by $334,000, offset by a decrease in accrued expenses of $299,000.  myYearbook had a net loss for the six months ended June 30, 2010 of $626,411, which included non-cash depreciation and amortization expense of $1,472,000 and non-cash share based compensation expense of $103,000.  The operating income and non-cash expenses were further offset by changes in myYearbook’s operating assets and liabilities of $172,000 that decreased net cash provided by operations.   This net decrease in operating assets and liabilities was primarily comprised of a $426,000 increase in its accounts receivable caused by an increase in advertising sales, net of collections on outstanding receivables.   Accounts payable and accrued expenses decreased by $205,000 and $268,000, respectively, causing an increase to net cash provided by operating activities.  Net changes in all other current assets and liabilities totaled a decrease of $124,000 and reduced cash provided from operations.

Net cash used in investing activities was $1,779,936 for the six months ended June 30, 2011 compared to net cash used in investing activities of $1,171,177 in the same period for 2010.  Capital expenditures were $1,255,000 and $896,000 for the six months ended June 30, 2011 and 2010, respectively.  myYearbook also purchased intangible assets for $525,000 and $275,000 in the six months ended June 30, 2011 and 2010, respectively.

Net cash provided by financing activities was $355,541 for the six months ended June 30, 2011 compared to net cash provided by financing activities of $386,997 for the same period in 2010.  The net cash provided by financing activities in the six months ended June 30, 2011 was due to proceeds on myYearbook’s long-term borrowing facilities of $1,627,000 offset by repayments on those same facilities of $1,274,000.  The net cash used in financing activities in the six months ended June 30, 2010 was due to proceeds on myYearbook’s long-term borrowing facilities of $1,597,000 offset by repayments on those same facilities of $1,241,000.  myYearbook also received cash from the exercise of stock options for the six months ended June 30, 2011 and 2010 of $3,000 and $31,000, respectively.

Earnings Before Interest, Taxes, Depreciation and Amortization– Non-GAAP

EBITDA is a non-GAAP financial measure that may be considered in addition to results prepared in accordance with GAAP.  Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP.  myYearbook defines “EBITDA” as income/(loss) from operations plus non-cash operating expenses including stock based compensation expenses, depreciation, amortization and other non-cash charges.  This non-GAAP measure should not be considered a substitute for, or superior to, GAAP results. myYearbook’s management uses this non-GAAP financial measure in evaluating its financial and operational decision making and as a means to evaluate period-to-period comparison.  myYearbook believes that both management and shareholders benefit from referring to non-GAAP financial measures such as EBITDA in planning, forecasting and analyzing future periods.  Additionally, EBITDA provides meaningful information about myYearbook’s ability to meet its working capital needs.  EBITDA, as presented below, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily EBITDA in an identical manner and, therefore, it is not necessarily an accurate measure of comparison between companies.  The following table is a reconciliation of myYearbook’s non-GAAP financial measure to loss from operations.

	For the years ended December 31,
	2010	2009

INCOME/(LOSS) FROM OPERATIONS	$1,765,465	$(1,079,564)

NON CASH OPERATING EXPENSES
Stock based compensation expense	194,101	139,505
Depreciation and amortization	2,953,307	2,500,545
TOTAL NON CASH OPERATING EXPENSES	3,147,408	2,640,050

EBITDA	$4,912,873	$1,560,486

	For the three months ended June 30, (Unaudited)
	2011	2010

INCOME FROM OPERATIONS	$232,247	$303,484

NON CASH OPERATING EXPENSES
Stock based compensation expense	43,393	48,982
Depreciation and amortization	785,633	746,850
TOTAL NON CASH OPERATING EXPENSES	829,026	795,832

EBITDA	$1,061,273	$1,099,316

	For the six months ended June 30, (Unaudited)
	2011	2010

(LOSS) FROM OPERATIONS	$(104,578)	$(388,646)

NON CASH OPERATING EXPENSES
Stock based compensation expense	104,779	102,644
Depreciation and amortization	1,600,161	1,446,187
TOTAL NON CASH OPERATING EXPENSES	1,704,940	1,548,831

EBITDA	$1,600,362	$1,160,185

 Insider Guides Unaudited Financial Statements
As of and for the periods ended June 30, 2011

INSIDER GUIDES, INC. UNAUDITED BALANCE SHEET AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
	June 30,	December 31,
	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,849,988	$8,329,278
Trade accounts receivable, net	6,383,968	7,001,124
Prepaid expenses	593,404	497,477

Total current assets	15,827,360	15,827,879

PROPERTY AND EQUIPMENT, Net	3,699,084	3,993,001

INTANGIBLE ASSETS	1,299,350	825,660

DEPOSITS AND OTHER ASSETS	44,992	98,731

TOTAL	$20,870,786	$20,745,271

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,790,091	$1,778,557
Accrued expenses and other current liabilities	630,499	606,758
Deferred revenue	59,553	44,986
Current portion of long-term debt	2,352,246	2,151,763

Total current liabilities	4,832,389	4,582,064

LONG-TERM DEBT, Net of current portion	2,348,626	2,211,872

Total liabilities	7,181,015	6,793,936

STOCKHOLDERS' EQUITY:
Convertible preferred stock Series A, $.001 par value; 4,490,794 shares authorized at June 30, 2011 and December 31, 2010; 4,096,700 shares issued and outstanding at June 30, 2011 and December 31, 2010; liquidation preference $4,106,122 at June 30, 2011 and December 31, 2010	4,097	4,097
Convertible preferred stock Series B, $.001 par value; 4,516,968 shares authorized at June 30, 2011 and December 31, 2010; 4,318,983 shares issued and outstanding at June 30, 2011 and December 31, 2010; liquidation preference $13,129,708 at June 30, 2011 and December 31, 2010	4,319	4,319
Common stock, $.001 par value; 27,197,985 shares authorized at June 30, 2011 and December 31, 2010; 12,267,475 and 12,256,757 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	12,267	12,257
Additional paid-in capital	19,942,375	19,798,025
Accumulated deficit	(6,273,287)	(5,867,363)

Total stockholders’ equity	13,689,771	13,951,335

TOTAL	$20,870,786	$20,745,271

See Notes to Unaudited Financial Statements

INSIDER GUIDES, INC.
UNAUDITED STATEMENT OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

	Three Months Ended		Six Months Ended
	2011	2010	2011	2010

REVENUE	$7,290,546	$5,656,078	$13,383,865	$9,772,542

OPERATING EXPENSES:
Sales and marketing	1,346,589	703,676	2,344,284	1,177,049
Information technology	1,147,757	959,946	2,285,548	1,908,094
General and administrative	3,778,321	2,942,122	7,258,450	5,629,858
Depreciation and amortization	785,632	746,850	1,600,161	1,446,187

Total operating expenses	7,058,299	5,352,594	13,488,443	10,161,188

INCOME (LOSS) FROM OPERATIONS	232,247	303,484	(104,578)	(388,646)

OTHER INCOME (EXPENSE):
Interest expense	(152,357)	(126,354)	(291,299)	(251,365)
Interest income	6,003	6,805	11,543	13,600

Total other income (expense)	(146,354)	(119,549)	(279,756)	(237,765)

INCOME (LOSS) BEFORE INCOME TAXES	85,893	183,935	(384,334)	(626,411)

INCOME TAX PROVISION	-	-	(21,590)	-

NET INCOME (LOSS)	$85,893	$183,935	$(405,924)	$(626,411)

See Notes to Unaudited Financial Statements

INSIDER GUIDES, INC.
UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011

	CAPITAL STOCK						ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
	PREFERRED SERIES A		PREFERRED SERIES B		COMMON
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT			TOTAL

BALANCE, DECEMBER 31, 2010	4,096,700	$4,097	4,318,983	$4,319	12,256,757	$12,257	$19,798,025	$(5,867,363)	$13,951,335

ISSUANCE OF WARRANTS							36,691		36,691

SHARE-BASED COMPENSATION							104,779		104,779

EXERCISE OF STOCK OPTIONS					10,718	10	2,880		2,890

NET LOSS								(405,924)	(405,924)

BALANCE, JUNE 30, 2011	4,096,700	$4,097	4,318,983	$4,319	12,267,475	$12,267	$19,942,375	$(6,273,287)	$13,689,771

See Notes to Unaudited Financial Statements

INSIDER GUIDES, INC.
UNAUDITED STATEMENT OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010

	Six Months Ended June 30
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(405,924)	$(626,411)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	1,548,852	1,446,187
Amortization of intangibles	51,310	-
Amortization of debt discount	21,278	26,311
Share-based compensation expense	104,779	102,644
Changes in operating assets and liabilities:
Trade accounts receivable	617,156	425,569
Prepaid expenses	(95,927)	(161,493)
Deposits and other assets	53,739	64,820
Accounts payable	334,113	(205,405)
Accrued expenses and other current liabilities	(298,838)	(268,425)
Deferred revenue	14,567	(28,678)

Net cash provided by operating activities	1,945,105	775,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,254,936)	(896,177)
Purchase of intangible assets	(525,000)	(275,000)

Net cash used in investing activities	(1,779,936)	(1,171,177)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	1,627,086	1,596,916
Exercise of stock options	2,891	30,757
Repayments of notes payable	(1,274,436)	(1,240,676)

Net cash provided by financing activities	355,541	386,997

NET INCREASE (DECREASE) IN CASH	520,710	(9,061)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,329,278	7,028,320

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,849,988	$7,019,259

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,
Interest paid	$270,021	$225,054

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Discount of note payable and adjustment to additional paid-in-capital for warrants issued	$36,691	$17,835

See Notes to Unaudited Financial Statements

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

1.       Nature Of Operations

Insider Guides, Inc. (the “Company”) operates a social networking website open to people of all ages, with a concentration of members between the ages of 13 and 24. The Company’s site, www.myyearbook.com, was launched in August 2005. The Company generates revenues primarily from advertising fees.

2.       Summary Of Significant Accounting Policies

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advertising and custom sponsorship revenues consist primarily of advertising fees earned from the display of advertisements and click-throughs on text based links on the Company’s website. Revenue from online advertising is recognized as impressions are delivered. An impression is delivered when an advertisement appears on pages viewed by members of the Company’s website. Revenue from the display of click-throughs on text based links is recognized as click-throughs occur. Sponsorship revenue is recognized over the time period in which the sponsorship on the website occurs. Revenue from the sale of virtual currency is recognized when redeemed on the Company’s website. The Company records deferred revenue on the accompanying balance sheets when payments for virtual currency are received in advance of usage.

Cash And Cash Equivalents

The Company considers all cash in operating bank accounts, cash on hand, and other investments with a maturity of three months or less as cash and cash equivalents.

Trade Accounts Receivable

Accounts receivable are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts. The allowance for doubtful accounts is estimated based upon a periodic review of individual accounts. The allowance for doubtful accounts was $256,000 and $175,000 at June 30, 2011 and December 31, 2010, respectively.

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

Property And Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the assets’ estimated useful lives, ranging from 3 to 7 years.

Intangible Assets

Intangible assets consist of domain names and related registrations and mobile applications. The Company has determined that domain names and related registrations have an indefinite useful life and therefore are not amortized. Mobile applications are amortized on a straight-line basis over their estimated useful lives of 7 years.

Long-Lived Assets

The Company assesses its long-lived assets, specifically amortizable intangibles and equipment, for impairment whenever changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable. The Company assesses indefinite lived intangible assets annually for impairment. As a result of its assessment, the Company does not believe that any impairment in the recoverability of its long-lived assets occurred during 2011 or 2010.

Income Taxes

The Company accounts for income taxes under the provision of FASB Accounting Standards Codification (“ASC”) 740 “Accounting for Income Taxes”.  Under ASC 740, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which differences are expected to reverse.  ASC 740 also prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return.  There were no uncertain tax positions that met the recognition threshold as of June 30, 2011 and December 31, 2010.

ASC 740 also provides guidance related to, amount other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements.  Any interest and penalties accrued related to unrecognized tax benefits will be recorded in tax expense. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.  As of June 30, 2011 and December 31, 2010, the Company had no accrued interest or penalties related to income taxes.  The Company currently has no federal or state tax examinations in progress.

The Company is subject to federal income tax and various state income taxes.  The Company is no longer subject to examination by federal or state authorities for years before 2006.

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

Advertising Costs

Advertising costs are expensed as incurred and totaled $355,757 and $3,900 for the three month periods ended June 30, 2011 and 2010, respectively.  For the six months ended June 30, 2011 and 2010, advertising costs were $557,365 and $4,677, respectively.

Share-Based Compensation

The Company records compensation expense for share-based awards based on the estimated fair value calculated using an option valuation model.

Compensation expense was $39,334 and $40,538 for the three month periods ended June 30, 2011 and 2010, respectively, and $81,691 and $80,299 for the six months ended June 30, 2011 and 2010, respectively, related to stock options granted to employees. The Black-Scholes option pricing model was used to estimate the option calculated value. The option pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Since it was not practicable for the Company to estimate the expected volatility of its share price, the Company accounted for its options based on a value calculated using the historical volatility of an appropriate industry sector index. Unvested option compensation expense will be recognized over the remaining option term.

The Company recorded consulting expense of $4,059 and $8,444 for the three month periods ended June 30, 2011 and 2010, respectively, and $23,089 and $22,345 for the six months ended June 30, 2011 and 2010, respectively, related to stock options granted to non-employees. The Company accounts for stock options granted to non-employees on a fair value basis over the vesting period using the Black-Scholes option pricing model. The initial non-cash charge to operations for non-employee options with vesting is revalued at the end of each reporting period based upon the change in the fair value of the Company’s common stock and amortized to consulting expense over the related vesting period.

3.       Property And Equipment

Property and equipment consist of the following at June 30, 2011 and December 31, 2010:

	June 30, 2011	December 31, 2010

Servers	$11,592,718	$10,455,551
Computer equipment	503,400	385,630
Leasehold improvements	114,224	114,224
Furniture and fixtures	47,136	47,135

Property and equipment, at cost	12,257,478	11,002,540

Less accumulated depreciation	8,558,394	7,009,539

Property and equipment, net	$3,699,084	$3,993,001

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

Depreciation expense was $762,507 and $746,850 for the three month periods ended June 30, 2011 and 2010, respectively, and $1,548,852 and $1,446,187 for the six month periods ended June 30, 2011 and 2010, respectively.

4.       Intangible Assets

Intangible assets consist of the following at June 30, 2011 and December 31, 2010:

	June 30, 2011	December 31, 2010

Amortized intangibles:
Mobile applications	$647,500	$432,500
Accumulated amortization	(51,310)	-
	596,190	432,500
Unamortized intangibles,
Domain names	703,160	393,160

Total intangible assets	$1.299,350	$825,660

Mobile application amortization expense was $23,125 for the three month period ended June 30, 2011, and $51,310 for the six month period ended June 30, 2011.  Estimated aggregate amortization expense for each of the next five fiscal years is $92,500.

5.       Accrued Expenses And Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at June 30, 2011 and December 31, 2010:

	2011	2010

Compensation and related benefits	$490,499	$452,258
Commissions	140,000	154,500

Total	$630,499	$606,758

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

 6.       Long-Term Debt

Long-term debt obligations consist of three growth capital term loans and five equipment term loans. The first two growth term loans and the first two equipment term loans consist of the Loan and Security Agreement (“LSA”) entered into on October 1, 2007 and the Extended Loan and Security Agreement (“ESLA”) entered into on February 21, 2008. The third equipment term loan, the Supplemental Loan and Security Agreement (“SLSA”), was entered into on November 21, 2008. The fourth equipment term loan, Supplement Number 2 Loan and Security Agreement (“S2LSA”) was entered into on January 22, 2010. The third growth term and fifth equipment term loans, Loan and Security Agreement Number 2 (“LSA2”), were entered into on December 13, 2010. Long-term debt consists of the following at June 30, 2011 and December 31, 2010:

	Original Borrowings	Interest Rates	June 30, 2011	December 31, 2010

Growth term loans:
LSA	$900,000	12.50%	$-	$-
ELSA	1,000,000	12.50%	-	113,170
LSA2	432,500	12.50%	366,205	93,788

Equipment term loans:
LSA	1,100,000	12.00%	-	-
ELSA	1,000,000	12.00%	-	133,012
SLSA	2,500,000	12.60%	747,984	1,168,287
S2LSA	2,500,000	12.50%	1,723,571	2,087,457
LSA2	1,875,502	12.50%	1,942,209	831,605

Total			4,779,969	4,427,319

Less current portion			2,352,246	2,151,763
Less unamortized discount			79,097	63,684

Total long-term debt			$2,348,626	$2,211,872

The LSA and ELSA growth term loans each require interest only payments of 1.042% per month for six months, after which time the principal is payable over a 30 month period at a fixed interest rate of 12.50% per annum. The LSA and ELSA equipment term loans are each payable over a 36 month period at a fixed interest rate of 12.00% per annum. The SLSA equipment term loan is payable over a 36 month period at a fixed interest rate of 12.60% per annum. The S2LSA equipment term loan is payable over a 36 month period at a fixed interest rate of 12.50% per annum. The LSA2 equipment term loan is payable over a 36 month period at a fixed interest rate of 12.50% per annum. Borrowings for soft costs associated with the LSA2 equipment term loan and the LSA2 growth term loan, as defined in the LSA2, are payable over a 30 month period at a fixed interest rate of 12.50% per annum.

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

All of the loans are collateralized by substantially all the assets of the Company and contain certain covenants.

In connection with the LSA and ELSA, the Company granted the lender warrants entitling them to purchase 244,437 and 149,657 shares, respectively, of the Company’s Series A Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after October 1, 2007, until March 31, 2015 for the LSA, and beginning on February 21, 2008, until September 30, 2015 for the ELSA, at an exercise price of $1.0023 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreements. At the date of the grant for the LSA in 2007, the Company calculated the fair value of the warrants to be $58,665, which was recorded as a discount to debt and to additional paid-in capital. At the date of the grant for the ELSA, the Company calculated the fair value of the warrants to be $50,883, which was recorded as a discount to debt and to additional paid-in capital.

In connection with the SLSA, the Company granted the lender warrants to purchase up to 52,426 shares of the Company’s Series B Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after November 21, 2008, until June 30, 2016, at an exercise price of $3.04 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreement. The Company drew down the available proceeds of the SLSA in two separate draws in 2008 and 2009. At the date of the grant in 2008, the Company calculated the fair value of the warrants to be $12,082, which was recorded as a discount to debt and to additional paid-in capital. At the date of the grant in 2009, the Company calculated the fair value of the warrants to be $26,714, which was recorded as a discount to debt and to additional paid-in capital.

In connection with the S2LSA, the Company granted the lender warrants to purchase up to 52,426 shares of the Company’s Series B Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after January 22, 2010, until December 31, 2017, at an exercise price of $3.04 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreement. The Company drew down the available proceeds of the S2LSA in ten separate draws in 2010. At the date of the grants in 2010, the Company calculated the fair value of the warrants to be $39,826, which was recorded as a discount to debt and to additional paid-in capital.

In connection with the LSA2, the Company granted the lender warrants to purchase up to 93,133 shares of the Company’s Series B Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after December 13, 2010, until December 31, 2018, at an exercise price of $3.04 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreement. The Company drew down the available proceeds of the LSA2 in  five separate draws in 2010 and ending June 30, 2011. At the date of the grant in 2011, the Company calculated the fair value of the warrants to be $73,147, which was recorded as a discount to debt and to additional paid-in capital.

The debt discounts are amortized using the straight-line method over the terms of the related debt. Amortization expense was $10,466 and $13,439 for the three month periods ended June 30, 2011 and 2010, respectively, and $21,278 and $26,311 for the six month periods ended June 30, 2011 and 2010, respectively.  Amortization expense was recorded as interest expense on the Company’s statement of operations.

As of June 30, 2011, principal payments of long-term debt are due as follows:

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

Years ending December 31:
2011	$1,253,015
2012	1,968,734
2013	1,409,121
2014	149,099

Total principal outstanding	4,779,969

Less unamortized discount	79,097

Total	$4,700,872

7.       Preferred Stock

On October 30, 2006, the Company entered into and executed the Series A Preferred Stock Purchase Agreement (“Series A Agreement”). Under the terms of the Series A Agreement, the Company amended and restated its Certificate of Incorporation to allow for the issuance of 4,096,700 shares of preferred stock, all of which are designated as Series A Preferred Stock (“Series A Preferred”) and sold the Series A Preferred to investors for $4,106,122.

On September 28, 2007, in connection with warrants issued to a lender (Note 6), the Company again amended and restated its Certificate of Incorporation to have authority to issue 21,244,438 shares of common stock and 4,341,138 shares of preferred stock, designated as Series A Preferred.

On February 21, 2008, in connection with warrants issued to a lender (Note 6), the Company again amended and restated its Certificate of Incorporation to have authority to issue 21,394,094 shares of common stock and 4,490,794 shares of preferred stock, designated as Series A Preferred.

On July 16, 2008, the Company entered into and executed the Series B Preferred Stock Purchase Agreement (“Series B Agreement”). Under the terms of Series B Agreement, the Company amended and restated its Certificate of Incorporation to have authority to issue 27,000,000 shares of common stock and 4,318,983 shares of additional preferred stock, all of which are designated as Series B Preferred Stock (“Series B Preferred”). The Company sold the Series B Preferred to investors for $11,500,837 and converted $1,303,098 of outstanding debt and accrued interest into Series B Preferred shares.

On December 10, 2010, in connection with warrants issued to a lender (Note 6), the Company again amended and restated its Certificate of Incorporation to have authority to issue 27,197,985 shares of common stock and 4,516,968 shares of preferred stock, designated as Series B Preferred.

The Series A Preferred and Series B Preferred are convertible into common stock at the holder’s option at the defined conversion ratio of 1:1. All outstanding shares of Series A Preferred and Series B Preferred automatically convert into common stock upon the affirmative vote of at least seventy percent of outstanding Series A Preferred and Series B Preferred or the consummation of a firmly underwritten public offering, as defined. The Series A Preferred and Series B Preferred have voting rights equivalent to the number of shares of common stock into which it is convertible. The holders of Series A Preferred and the holders of Series B Preferred are both entitled to elect one member each to the Company’s Board of Directors.

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

The holders of common stock are entitled to elect two members to the Company’s Board of Directors. Any additional Directors are elected by holders of common stock, Series A Preferred and Series B Preferred. The holders of Series A Preferred and Series B Preferred are entitled to receive dividends of $.0601 and $.1824, respectively, per share per annum, if declared by the Board of Directors prior and in preference to the common stock holders. In addition, the holders of the Series A Preferred and Series B Preferred are entitled to a liquidation preference equal to the original purchase price of $1.0023 and $3.04, respectively, per share plus any accrued unpaid dividends in the event of a liquidation, as defined.

In connection with the sale of the Series B Preferred, the Company and its common and preferred shareholders have entered into a Right of First Refusal and Co-Sale Agreement dated July 15, 2008, which supersedes the prior Right of First Refusal and Co-Sale Agreement dated October 30, 2006, whereby the parties have the first right of refusal to purchase the stock of a shareholder who has a bona fide purchaser of their shares.

8.       Stock Options

On October 30, 2006 the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”). Under the 2006 Plan, the Company may grant incentive stock options (“ISO’s”), non-qualified stock options (“NSO’s”), restricted stock awards, stock bonus awards, stock appreciation rights, restricted stock units and performance shares to selected employees and non-employee directors. At June 30, 2011, 4,540,395 shares of the Company’s common stock were authorized for issuance under the 2006 Plan for stock option awards. ISO’s granted under the 2006 Plan become exercisable over a four-year period beginning one year from the grant date and expire ten years after the date of grant. NSO’s granted under the 2006 Plan vest and shall become exercisable as determined by the Board of Directors. Options granted to date have been granted at exercise prices ranging from $0.24 to $1.83 per share.

The Company uses the Black-Scholes option pricing model to measure the grant date calculated value of stock options that uses the assumptions noted in the table below. The options generally vest over the requisite service period, which is equal to the option vesting period of 4 years for ISO’s and 2 years for NSO’s. Generally, the Company uses expected volatilities and risk free interest rates that correlate with the expected term of the option when estimating the option’s fair value. The Company utilizes the simplified method to estimate the expected life of the option, which is equal to the average of the vesting term and contractual term. Expected volatility is based on historical volatility of the stock prices of comparable companies and the risk free interest rate is based on bond yields with equivalent terms. The Company used assumptions as set forth in the following table:

	Six months ended June 30,
	ISO’s		NSO’s
	2011	2010	2011	2010

Expected volatility range	44.6-45.2%	46.0-46.4%	45.6-50.7%	56.0-64.6%
Dividend yield	-	-	-	-
Expected life, years	6.1	6.1	8.4-8.7	8.0-9.9
Risk free interest rate	1.8-2.5%	2.7-2.8%	2.8-3.3%	3.2-3.9%

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

The following is a summary of the Company’s stock option activity and related information for the six month period ended June 30, 2011 and 2010:

	Six Months Ended June 30, 2011
	Number Of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)

Outstanding at the beginning of the period	3,777,419	$0.43	7.63
Granted	407,500	1.35	9.95
Cancelled or forfeited	(10,718)	0.27	6.13
Exercised	(279,437)	0.49	8.61

Outstanding at the end of the period	3,894,764	$0.54	7.87

Exercisable at the end of the period	2,701,981	$0.21	6.73

	Six Months Ended June 30, 2010
	Number Of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)

Outstanding at the beginning of the period	3,255,722	$0.39	7.91
Granted	626,245	0.56	9.72
Cancelled or forfeited	(92,785)	0.33	7.43
Exercised	(62,339)	0.51	8.73

Outstanding at the end of the period	3,726,843	$0.42	7.02

Exercisable at the end of the period	2,671,261	$0.29	6.43

The weighted average grant-date fair value of options granted during the six month periods ended 2011 and 2010 was $0.42 and $0.26 each for ISO’s, respectively.  There were no NSO’s granted in the six month periods ended June 30, 2011 and 2010. The total intrinsic value of options exercised during the six month periods ended June 30, 2011 and 2010 was $1,962 and $20,209 for ISO’s, respectively, and $0 for NSO’s for the six month periods ended June 30, 2011 and 2010.

Insider Guides, Inc.

Notes To Unaudited Financial Statements
June 30, 2011

As of June 30, 2011 and December 31, 2010, respectively, there was unrecognized compensation expense of $409,278 and $309,160 related to nonvested share-based compensation arrangements for ISO’s and $2,729 and $5,882 for NSO’s under the 2006 Plan. The unrecognized compensation expense at June 30, 2011 is expected to be recognized over a period of 3.16 years for the ISO’s.

Cash received from the exercise of options under the 2006 Plan for the six month periods ended June 30, 2011 and 2010 was $2,891 and $30,757 respectively.

9.       Commitments And Contingencies

Operating Leases

The Company conducts its operations in leased facilities. The leases provide for renewal options. The facility leases represent operating leases and, accordingly, rent expense is charged to operations as incurred. The total lease expense was $375,241 and $347,656 for the three month periods ended June 30, 2011 and 2010, respectively, and $749,706 and $694,232 for the six month periods ended June 30, 2011 and 2010, respectively.

As of June 30, 2011, the future minimum rental payments due under noncancelable operating leases are as follows:

Years ending December 31:
2011	$ 648,587
2012	974,389
2013	410,326

10.       Concentration Of Credit Risk

The Company maintains cash with financial institutions. At times throughout the period, amounts on deposit exceeded federally insured limits. As of June 30, 2011 and December 31, 2010, the Company’s uninsured cash balances totaled $8,141,578 and $7,630,575, respectively. Management believes the risk of loss is minimal.

Insider Guides Audited Financial Statements
December 31, 2010 and 2009

Independent Auditors' Report

Board of Directors and Stockholders
Insider Guides, Inc. :

We have audited the accompanying balance sheet of Insider Guides, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insider Guides, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania
March 30, 2011

Insider Guides, Inc.

Balance Sheet
December 31, 2010 And 2009

	2010	2009
Assets
Current Assets:
Cash and cash equivalents	$8,329,278	$7,028,320
Trade accounts receivable, net	7,001,124	4,249,382
Prepaid expenses	497,477	347,678

Total current assets	15,827,879	11,625,380

Property And Equipment, Net	3,993,001	4,144,239

Intangible Assets	825,660	190,000

Deposits And Other Assets	98,731	91,812

Total	$20,745,271	$16,051,431

Liabilities And Stockholders' Equity
Current Liabilities:
Accounts payable	$1,778,557	$1,459,885
Accrued expenses and other current liabilities	606,758	394,430
Deferred revenue	44,986	73,041
Current portion of long-term debt	2,151,763	2,177,090

Total current liabilities	4,582,064	4,104,446

Long-Term Debt, Net Of Current Portion	2,211,872	1,354,142

Total liabilities	6,793,936	5,458,588

Stockholders' Equity:
Convertible preferred stock Series A, $.001 par value; 4,490,794 shares authorized at December 31, 2010 and 2009; 4,096,700 shares issued and outstanding at December 31, 2010 and 2009; liquidation preference $4,106,122 at December 31, 2010 and 2009	4,097	4,097
Convertible preferred stock Series B, $.001 par value; 4,516,968 and 4,318,983 shares authorized at December 31, 2010 and 2009, respectively; 4,318,983 shares issued and outstanding at December 31, 2010 and 2009; liquidation preference $13,129,708 at December 31, 2010 and 2009	4,319	4,319
Common stock, $.001 par value; 27,197,985 and 27,000,000 shares authorized at December 31, 2010 and 2009, respectively; 12,256,757 and 12,156,972 shares issued and outstanding at December 31, 2010 and 2009, respectively	12,257	12,157
Additional paid-in capital	19,798,025	19,510,931
Accumulated deficit	(5,867,363)	(8,938,661)

Total stockholders' equity	13,951,335	10,592,843

Total	$20,745,271	$16,051,431

See notes to financial statements

Insider Guides, Inc.

Statement Of Operations
Years Ended December 31, 2010 And 2009

	2010	2009
Revenue	$23,664,405	$15,427,514

Operating Expenses:
Sales and marketing	2,690,309	1,318,756
Information technology	3,948,385	3,292,890
General and administrative	12,306,939	9,394,887
Depreciation	2,953,307	2,500,545

Total operating expenses	21,898,940	16,507,078

Income (Loss) From Operations	1,765,465	(1,079,564)

Other Income (Expense):
Gain on sale of asset	1,895,000	-
Interest expense	(512,010)	(539,388)
Interest income	25,797	61,013

Total other income (expense)	1,408,787	(478,375)

Income (Loss) Before Income Taxes	3,174,252	(1,557,939)

Income Tax Provision	102,954	-

Net Income (Loss)	$3,071,298	$(1,557,939)

See notes to financial statements

Insider Guides, Inc.

Statement Of Operations In Stockholders' Equity
Years Ended December 31, 2010 And 2009

	Capital Stock						Additional
	Preferred Series A		Preferred Series B		Common		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2008	4,096,700	$4,097	4,318,983	$4,319	12,146,144	$12,147	$19,341,540	$(7,380,722)	$11,981,381

Issuance of warrants							26,714		26,714

Share-based compensation							139,505		139,505

Exercise of stock options					10,828	10	3,172		3,182

Net loss								(1,557,939)	(1,557,939)

Balance, December 31, 2009	4,096,700	$4,097	4,318,983	$4,319	12,156,972	$12,157	$19,510,931	$(8,938,661)	$10,592,843

Issuance of warrants							59,756		59,756

Share-based compensation							194,101		194,101

Exercise of stock options					99,785	100	33,237		33,337

Net income								3,071,298	3,071,298

Balance, December 31, 2010	4,096,700	$4,097	4,318,983	$4,319	12,256,757	$12,257	$19,798,025	$(5,867,363)	$13,951,335

See notes to financial statements

Insider Guides, Inc.

Statement Of Cash Flows
Years Ended December 31, 2010 And 2009

	2010	2009
Cash Flows From Operating Activities:
Net income (loss)	$3,071,298	$(1,557,939)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	2,953,307	2,500,545
Gain on sale of asset	(1,895,000)	-
Amortization of debt discount	56,399	47,356
Share-based compensation expense	194,101	139,505
Changes in operating assets and liabilities:
Trade accounts receivable	(2,751,742)	(2,087,558)
Prepaid expenses	(149,799)	(190,121)
Deposits and other assets	(6,919)	(1,191)
Accounts payable	318,672	885,295
Accrued expenses and other current liabilities	212,328	118,550
Deferred revenue	(28,055)	20,935

Net cash provided by (used in) operating activities	1,974,590	(124,623)

Cash Flows From Investing Activities:
Purchase of property and equipment	(2,802,069)	(1,783,093)
Purchase of intangible assets	(740,660)	(140,000)
Proceeds from sale of asset	2,000,000	-

Net cash used in investing activities	(1,542,729)	(1,923,093)

Cash Flows From Financing Activities:
Proceeds from notes payable	3,458,373	1,721,449
Exercise of stock options	33,337	3,182
Repayments of notes payable	(2,622,613)	(1,919,751)

Net cash provided by (used in) financing activities	869,097	(195,120)

Net Increase (Decrease) In Cash And Cash Equivalents	1,300,958	(2,242,836)

Cash And Cash Equivalents, Beginning Of Year	7,028,320	9,271,156

Cash And Cash Equivalents, End Of Year	$8,329,278	$7,028,320

Supplemental Disclosures Of Cash Flow Information:
Interest paid	$455,611	$492,030
Taxes paid	$55,354	$-

Supplemental Disclosure Of Noncash Financing Activity,
Discount of note payable and adjustment to additional paid-in-capital for warrents issued	$59,756	$26,714

See notes to financial statements

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

1. Nature Of Operations

Insider Guides, Inc. (the "Company") operates a social networking website open to people of all ages, with a concentration of members between the ages of 13 and 24. The Company's site, www.myyearbook.com, was launched in August 2005. The Company generates revenues primarily from advertising fees.

2. Summary Of Significant Accounting Policies

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advertising and custom sponsorship revenues consist primarily of advertising fees earned from the display of advertisements and click-throughs on text based links on the Company's website. Revenue from online advertising is recognized as impressions are delivered. An impression is delivered when an advertisement appears on pages viewed by members of the Company's website. Revenue from the display of click-throughs on text based links is recognized as click-throughs occur. Sponsorship revenue is recognized over the time period in which the sponsorship on the website occurs. Revenue from the sale of virtual currency is recognized when redeemed on the Company's website. The Company records deferred revenue on the accompanying balance sheets when payments for virtual currency are received in advance of usage.

Cash And Cash Equivalents

The Company considers all cash in operating bank accounts, cash on hand, and other investments with a maturity of three months or less as cash and cash equivalents.

Trade Accounts Receivable

Accounts receivable are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. The allowance for doubtful accounts is estimated based upon a periodic review of individual accounts. The allowance for doubtful accounts was $175,000 and $58,854 at December 31, 2010 and 2009, respectively.

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

Property And Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated useful lives, ranging from 3 to 7 years.

Intangible Assets

Intangible assets consist of domain names and related registrations and mobile applications. The Company has determined that domain names and related registrations have an indefinite useful life and therefore are not amortized. Mobile applications are amortized on a straight-line basis over their estimated useful lives of 7 years.

Long-Lived Assets

The Company assesses its long-lived assets, specifically intangibles and equipment, for impairment whenever changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable.  As a result of its assessment, the Company does not believe that any impairment in the recoverability of its long-lived assets occurred during 2010 or 2009.

Income Taxes

The Company provides for the tax effects of transactions reported in the financial statements.  Deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates to differences between the financial reporting and tax basis of existing assets and liabilities.

The Company is subject to federal income tax and various state income taxes. The Company is no longer subject to examination by federal or state authorities for years before 2006.

Advertising Costs

Advertising costs are expensed as incurred and totaled $233,109 and $46,401 for the years ended December 31, 2010 and 2009, respectively.

Share-Based Compensation

The Company records compensation expense for share-based awards based on the estimated fair value calculated using an option valuation model.

 Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

Compensation expense was $152,563 and $138,630 for the years ended December 31, 2010 and 2009, respectively, related to stock options granted to employees. The Black Scholes option pricing model was used to estimate the option calculated value. The option pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Since it was not practicable for the Company to estimate the expected volatility of its share price, the Company accounted for its options based on a value calculated using the historical volatility of an appropriate industry sector index. Unvested option compensation expense will be recognized over the remaining option term.

The Company recorded consulting expense of $41,538 and $875 for the years ended December 31, 2010 and 2009, respectively, related to stock options granted to non employees. The Company accounts for stock options granted to non-employees on a fair value basis over the vesting period using the Black-Scholes option pricing model. The initial non-cash charge to operations for non-employee options with vesting is revalued at the end of each reporting period based upon the change in the fair value of the Company's common stock and amortized to consulting expense over the related vesting period.

Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through March 30, 2011, the date the financial statements were available to be issued.

3. Property And Equipment

Property and equipment consist of the following at December 31:

	2010	2009
Servers	$10,455,551	$7,846,909
Computer equipment	385,630	266,044
Leasehold improvements	114,224	50,217
Furniture and fixtures	47,135	37,301
Property and equipment, at cost	11,002,540	8,200,471

Less accumulated depreciation	7,009,539	4,056,232

Property and equipment, net	$3,993,001	$4,144,239

Depreciation expense was $2,953,307 and $2,500,545 for the years ended December 31, 2010 and 2009, respectively.

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

4. Intangible Assets

Intangible assets consist of the following at December 31:

	2010	2009
Amortized intangibles:
Mobile applications	$432,500	$-
Accumulated amortization	-	-
Balance, net	432,500	-

Unamortized intangibles,
Domain names	393,160	190,000

Total intangible assets	$825,660	$190,000

Mobile application amortization expense was $0 for the year ended December 31, 2010. Estimated aggregate amortization expense for each of the next five fiscal years is $61,786.

The Company sold a domain name in 2010 for $2,000,000, resulting in a gain of $1,895,000 that is presented as a component of other income on the statement of operations.

5. Accrued Expenses And Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2010	2009

Compensation and related benefits	$452,258	$310,085
Commissions	154,500	84,345

Total	$606,758	$394,430

 Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

6. Long-Term Debt

Long-term debt obligations consist of three growth capital term loans and five equipment term loans. The first two growth term loans and the first two equipment term loans consist of the Loan and Security Agreement ("LSA") entered into on October 1, 2007 and the Extended Loan and Security Agreement ("ESLA") entered into on February 21, 2008. The third equipment term loan, the Supplemental Loan and Security Agreement ("SLSA"), was entered into on November 21, 2008. The fourth equipment term loan, Supplement Number 2 Loan and Security Agreement ("S2LSA") was entered into on January 22, 2010. The third growth term and fifth equipment term loans, Loan and Security Agreement Number 2 ("LSA2"), were entered into on December 13, 2010. Long-term debt consists of the following at December 31:

	Original	Interest
	Borrowings	Rates	2010	2009
Growth term loans:
LSA	$900,000	12.50%	$-	$296,779
ELSA	1,000,000	12.50%	113,170	532,902
LSA2	97,500	12.50%	93,788	-
Equipment term loans:
LSA	1,100,000	12.00%	-	354,807
ELSA	1,000,000	12.00%	133,012	473,243
SLSA	2,500,000	12.60%	1,168,287	1,933,829
S2LSA	2,500,000	12.50%	2,087,457	-
LSA2	860,872	12.50%	831,605	-

Total			4,427,319	3,591,560

Less current portion			2,151,763	2,177,090
Less unamortized discount			63,684	60,328

Total long-term debt			$2,211,872	$1,354,142

The LSA and ELSA growth term loans each require interest only payments of 1.042% per month for six months, after which time the principal is payable over a 30 month period at a fixed interest rate of 12.50% per annum. The LSA and ELSA equipment term loans are each payable over a 36 month period at a fixed interest rate of 12.00% per annum. The SLSA equipment term loan is payable over a 36 month period at a fixed interest rate of 12.60% per annum. The S2LSA equipment term loan is payable over a 36 month period at a fixed interest rate of 12.50% per annum. The LSA2 equipment term loan is payable over a 36 month period at a fixed interest rate of 12.50% per annum. Borrowings for soft costs associated with the LSA2 equipment term loan and the LSA2 growth term loan, as defined in the LSA2, are payable over a 30 month period at a fixed interest rate of 12.50% per annum.

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

All of the loans are collateralized by substantially all the assets of the Company and contain certain covenants.

In connection with the LSA and ELSA, the Company granted the lender warrants entitling them to purchase 244,437 and 149,657 shares, respectively, of the Company's Series A Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after October 1, 2007, until March 31, 2015 for the LSA, and beginning on February 21, 2008, until September 30, 2015 for the ELSA, at an exercise price of $1.0023 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreements. At the date of the grant for the LSA in 2007, the Company calculated the fair value of the warrants to be $58,665, which was recorded as a discount to debt and to additional paid-in capital. At the date of the grant for the ELSA, the Company calculated the fair value of the warrants to be $50,883, which was recorded as a discount to debt and to additional paid-in capital.

In connection with the SLSA, the Company granted the lender warrants to purchase up to 52,426 shares of the Company's Series B Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after November 21, 2008, until June 30, 2016, at an exercise price of $3.04 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreement. The Company drew down the available proceeds of the SLSA in two separate draws in 2008 and 2009. At the date of the grant in 2008, the Company calculated the fair value of the warrants to be $12,082, which was recorded as a discount to debt and to additional paid-in capital. At the date of the grant in 2009, the Company calculated the fair value of the warrants to be $26,714, which was recorded as a discount to debt and to additional paid-in capital.

In connection with the S2LSA, the Company granted the lender warrants to purchase up to 52,426 shares of the Company's Series B Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after January 22, 2010, until December 31, 2017, at an exercise price of $3.04 per share. The exercise price is subject to adjustment under certain circumstances specified ih the warrant agreement. The Company drew down the available proceeds of the S2LSA in ten separate draws in 2010. At the date of the grants in 2010, the Company calculated the fair value of the warrants to be $39,826, which was recorded as a discount to debt and to additional paid-in capital.

In connection with the LSA2, the Company granted the lender warrants to purchase up to 93,133 shares of the Company's Series B Preferred Stock. The warrants entitle the lender to purchase the preferred shares beginning after December 13, 2010, until December 31, 2018, at an exercise price of $3.04 per share. The exercise price is subject to adjustment under certain circumstances specified in the warrant agreement. The Company drew down the available proceeds of the LSA2 in 2010. At the date of the grant in 2010, the Company calculated the fair value of the warrants to be $19,930, which was recorded as a discount to debt and to additional paid-in capital.

The debt discounts are amortized using the straight-line method over the terms of the related debt. Amortization expense was $56,399 and $47,356 for the years ended December 31, 2010 and 2009, respectively, and was recorded as interest expense on the Company's statement of operations.

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

Principal payments of long-term debt are due as follows:

Years ending December 31:
2011	$2,151,763
2012	1,430,855
2013	844,701

Total principal outstanding	4,427,319

Less unamortized discount	63,684

Total	$4,363,635

7. Income Taxes

Income tax provision consists of the following for the years ended December 31:

	2010	2009
Current:
Federal	$69,323	$-
State	33,631	-

Total	102,954	-

Deferred:
Federal	949,968	(501,691)
State	332,732	(97,289)

Total	1,282,700	(598,980)

Valuation allowance	(1,282,700)	598,980

Total income tax provision	$102,954	$-

 Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to the Company's effective tax rate is set forth below:

	2010	2009
U.S. Federal statutory rate	34.00%	34.00%
State and local tax	0.70%	6.59%
Permanent differences	1.40%	-%
Change in valuation allowance	(32.86)%	(40.59)%

Effective income tax rate	3.24%	-%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred income taxes are as follows at December 31:

	2010	2009
Deferred tax assets:
Intangible assets	$30,762	$39,692
NOL carryforwards	1,802,110	3,412,479
AMT carryforward	69,323	-
Allowance for bad debt	71,038	23,890
Deferred revenue	18,261	29,650
Property and equipment	-	56,339
Charitable contributions	100,626	135,769
Accrued expenses	304,079	149,867
Other	1,258	1,258

	2,397,457	3,848,944

Valuation allowance	(1,794,804)	(3,077,504)

Net deferred tax assets	602,653	771,440

Deferred tax liabilities:
Section 481(a) adjustment	(287,886)	(746,951)
Property and equipment	(288,915)	-
Warrants	(25,852)	(24,489)

Total deferred tax liabilities	(602,653)	(771,440)

Net deferred assets (liabilities)	$-	$-

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

A valuation allowance equal to the net deferred tax asset has been recorded by the Company on the basis of uncertainty with respect to the ultimate realization of the net deferred tax assets.

At December 31, 2010 and 2009, the Company has available net operating loss carry forwards of approximately $4.6 million and $8.4 million, respectively, for both federal and state purposes. For both federal and state purposes, the net operating losses expire in years 2026 to 2029.

8. Preferred Stock

On October 30, 2006, the Company entered into and executed the Series A Preferred Stock Purchase Agreement ("Series A Agreement"). Under the terms of the Series A Agreement, the Company amended and restated its Certificate of Incorporation to allow for the issuance of 4,096,700 shares of preferred stock, all of which are designated as Series A Preferred Stock ("Series A Preferred") and sold the Series A Preferred to investors for $4,106,122.

On September 28, 2007, in connection with warrants issued to a lender (Note 6), the Company again amended and restated its Certificate of Incorporation to have authority to issue 21,244,438 shares of common stock and 4,341,138 shares of preferred stock, designated as Series A Preferred.

On February 21, 2008, in connection with warrants issued to a lender (Note 6), the Company again amended and restated its Certificate of Incorporation to have authority to issue 21,394,094 shares of common stock and 4,490,794 shares of preferred stock, designated as Series A Preferred.

On July 16, 2008, the Company entered into and executed the Series B Preferred Stock Purchase Agreement ("Series B Agreement"). Under the terms of Series B Agreement, the Company amended and restated its Certificate of Incorporation to have authority to issue 27,000,000 shares of common stock and 4,318,983 shares of additional preferred stock, all of which are designated as Series B Preferred Stock ("Series B Preferred"). The Company sold the Series B Preferred to investors for $11,500,837 and converted $1,303,098 of outstanding debt and accrued interest into Series B Preferred shares.

On December 10, 2010, in connection with warrants issued to a lender (Note 6), the Company again amended and restated its Certificate of Incorporation to have authority to issue 27,197,985 shares of common stock and 4,516,968 shares of preferred stock, designated as Series B Preferred.

The Series A Preferred and Series B Preferred are convertible into common stock at the holder's option at the defined conversion ratio of 1:1. All outstanding shares of Series A Preferred and Series B Preferred automatically convert into common stock upon the affirmative vote of at least seventy percent of outstanding Series A Preferred and Series B Preferred or the consummation of a firmly underwritten public offering, as defined. The Series A Preferred and Series B Preferred have voting rights equivalent to the number of shares of common stock into which it is convertible. The holders of Series A Preferred and the holders of Series B Preferred are both entitled to elect one member each to the Company's Board of Directors.

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

The holders of common stock are entitled to elect two members to the Company's Board of Directors. Any additional Directors are elected by holders of common stock, Series A Preferred and Series B Preferred. The holders of Series A Preferred and Series B Preferred are entitled to receive dividends of $.0601 and $.1824, respectively, per share per annum, if declared by the Board of Directors prior and in preference to the common stock holders. In addition, the holders of the Series A Preferred and Series B Preferred are entitled to a liquidation preference equal to the original purchase price of $1.0023 and $3.04, respectively, per share plus any accrued unpaid dividends in the event of a liquidation, as defined.

In connection with the sale of the Series B Preferred, the Company and its common and preferred shareholders have entered into a Right of First Refusal and Co-Sale Agreement dated July 15, 2008, which supersedes the prior Right of First Refusal and Co-Sale Agreement dated October 30, 2006, whereby the parties have the first right of refusal to purchase the stock of a shareholder who has a bona fide purchaser of their shares.

9. Stock Options

On October 30, 2006 the Company adopted the 2006 Equity Incentive Plan (the "2006 Plan"). Under the 2006 Plan, the Company may grant incentive stock options ("ISO's"), non-qualified stock options ("NSO's"), restricted stock awards, stock bonus awards, stock appreciation rights, restricted stock units and performance shares to selected employees and non-employee directors. At December 31, 2010, 4,040,395 shares of the Company's common stock were authorized for issuance under the 2006 Plan for stock option awards. ISO's granted under the 2006 Plan become exercisable over a four-year period beginning one year from the grant date and expire ten years after the date of grant. NSO's granted under the 2006 Plan vest and shall become exercisable as determined by the Board of Directors. Options granted to date have been granted at exercise prices ranging from $0.24 to $0.91 per share.

The Company uses the Black-Scholes option pricing model to measure the grant date calculated value of stock options that uses the assumptions noted in the table below. The options generally vest over the requisite service period, which is equal to the option vesting period of 4 years for ISO's and 2 years for NSO's. Generally, the Company uses expected volatilities and risk free interest rates that correlate with the expected term of the option when estimating the option's fair value. The Company utilizes the simplified method to estimate the expected life of the option, which is equal to the average of the vesting term and contractual term. Expected volatility is based on historical volatility of the stock prices of comparable companies and the risk free interest rate is based on bond yields with equivalent terms. The Company used assumptions as set forth in the following table:

	ISO's		NSO's
	2010	2009	2010	2009
Expected volatility range	45.3	47.9	50.6	56.0
	46.5%	48.5%	50.7%	64.6%
Dividend yield	-	-	-	-
Expected life, years	6.08	6.08	8.9	8.0-9.9
Risk free interest rate	1.5-3.0%	1.5-2.9%	3.1%	3.5-3.9%

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

The following is a summary of the Company's stock option activity and related information for the years ended December 31, 2010 and 2009:

	2010
	Number Of Common Stock Options	Weighted Average Exercies Price	Weighted Average Remaining Contractual Life (In Years)

Outstanding at the beginning of the period	3,255,722	$0.39	7.91
Granted	723,435	0.60	9.25
Cancelled or forfeited	(101,953)	0.50	8.63
Exercised	(99,785)	0.33	7.47

Outstanding at the end of the period	3,777,419	$0.43	7.64

Exercisable at the end of the period	2,310,017	$0.35	7.00

	2009
	Number Of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)

Outstanding at the beginning of the period	2,650,354	$0.37	8.91
Granted	798,450	0.48	9.43
Cancelled or forfeited	(182,254)	0.37	8.56
Exercised	(10,828)	0.29	8.28

Outstanding at the end of the period	3,255,722	$0.39	7.91

Exercisable at the end of the period	1,693,151	$0.32	6.92

The weighted average grant-date fair value of options granted during the years 2010 and 2009 was $0.28 and $0.24 each for ISO's, respectively, and $0.21 in 2009 for NSO's. There were no NSO's granted in 2010. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was $21,769 and $1,366 for ISO's, respectively, and $0 for NSO's, for the years ended December 31, 2010 and 2009.

Insider Guides, Inc.

Notes To Financial Statements
December 31, 2010 And 2009

As of December 31, 2010 and 2009, respectively, there was unrecognized compensation expense of $309,160 and $304,165 related to nonvested share-based compensation arrangements for ISO's and $5,882 and $3,977 for NSO's under the 2006 Plan. The unrecognized compensation expense at December 31, 2010 is expected to be recognized over a period of 3.24 years for the ISO's. The total calculated value of shares vested during the years ended December 31, 2010 and 2009 was $307,905 and $138,630 for ISO's, respectively, and $6,912 and $2,738 for NSO's, respectively.

Cash received from the exercise of options under the 2006 Plan for the years ended December 31, 2010 and 2009 was $33,337 and $3,182, respectively.

10. Commitments And Contingencies

Operating Leases

The Company conducts its operations in leased facilities. The leases provide for renewal options. The facility leases represent operating leases and, accordingly, rent expense is charged to operations as incurred. The total lease expense was $1,345,158 and $926,742 for the years ended December 31, 2010 and 2009, respectively.

As of December 31, 2010, the future minimum rental payments due under noncancelable operating leases are as follows:

Years ending December 31:
2011	$734,698
2012	199,626
2013	136,586

11. Concentration Of Credit Risk

The Company maintains cash with financial institutions. At times throughout the year, amounts on deposit exceeded federally insured limits. As of December 31, 2010 and 2009, the Company's uninsured cash balances totaled $7,630,575 and $6,420,309, respectively. Management believes the risk of loss is minimal.

12. Subsequent Events

On January 31, 2011 and on February 28, 2011, the Company drew down $471,914 and $298,518, respectively, from the Loan and Security Agreement Number 2 (Note 6). On February 4, 2011, the Company completed an asset purchase of a mobile application for $200,000.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder.  No expenses shall be borne by the selling shareholders.  All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$627
Printing expenses	$1,010
Accounting fees and expenses	$5,000
Legal fees and expenses	$4,400
Miscellaneous	$63
Total	$11,100

Indemnification of Directors and Officers.

The Nevada Statutes provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. NRS Chapter 78 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he is not liable pursuant to NRS Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court or other court of competent jurisdiction in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court or other court of competent jurisdiction shall deem proper.

Our Articles provide for the elimination of liability of our directors and officers for monetary damages for their breach of fiduciary duty to the fullest extent provided by Nevada law.  Also, our Articles provide that our directors and officers shall be indemnified by Quepasa against any liability to the fullest extent provided by law.

At present, there is no pending litigation or proceeding involving a director, officer or employee regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in our Articles and the Indemnification Agreements entered into between us and each of our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Quepasa pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits and Financial Statement Schedules.

		Incorporated by Reference			Filed or Furnished
Exhibit No.	Exhibit Description	Form	Date	Number	Herewith

2.1	Agreement and Plan of Merger among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. dated July 19, 2011*	8-K	7/20/11	2.1
2.2	Amendment to the Agreement and Plan of Merger	8-K	9/21/11	2.1
3.1	Certificate of Designation – Series A	8-K	9/26/11	3.1
4.1	Registration Rights Agreement – Harvest	8-K	9/26/11	10.2
5.1	Legal Opinion of Harris Cramer LLP				Filed
10.1	Securities Purchase Agreement – Harvest*	8-K	9/26/11	10.1
23.1	Consent of Salberg & Company, P.A.				Filed
23.2	Consent of Harris Cramer LLP**				Filed**
23.3	Consent of ParenteBeard LLC				Filed
___________________

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K; a copy of any omitted schedule will be furnished supplementally to the SEC upon request.
**	Contained in Exhibit 5.1.

Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of West Palm Beach, State of Florida, on September 26, 2011.

QUEPASA CORPORATION.

By:	/s/ John Abbott
John Abbott
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Abbott	Principal Executive Officer and Director	September 26, 2011
John Abbott

/s/ Michael Matte	Chief Financial Officer (Principal Financial Officer) and	September 26, 2011
Michael Matte	Chief Accounting Officer (Principal Accounting Officer)

Director
Alonso Ancira

/s/ Lars Batista	Director	September 26, 2011
Lars Batista

/s/ Ernesto Cruz	Director	September 26, 2011
Ernesto Cruz

/s/ Malcolm Jozoff	Director	September 26, 2011
Malcolm Jozoff

Director
Lionel Sosa

/s/ Dr. Jill Syverson-Stork	Director	September 26, 2011
Dr. Jill Syverson-Stork

EXHIBIT INDEX

Exhibit No.	Exhibit Description
5.1	Legal Opinion of Harris Cramer LLP
23.1	Consent of Salberg & Company, P.A.
23.2	Consent of Harris Cramer LLP
23.3	Consent of ParenteBeard LLC